   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1998

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        SMITH-GARDNER & ASSOCIATES, INC.
             (Exact Name of Registrant as Specified in its Charter)

               FLORIDA                                 7372                                65-0090038
   (State or Other Jurisdiction of         (Primary Standard Industrial                 (I.R.S. Employer
   Incorporation or Organization)           Classification Code Number)              Identification Number)

                           1615 SOUTH CONGRESS AVENUE
                        DELRAY BEACH, FLORIDA 33445-6368
                                 (561) 265-2700
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                 GARY G. HEGNA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        SMITH-GARDNER & ASSOCIATES, INC.
                           1615 SOUTH CONGRESS AVENUE
                        DELRAY BEACH, FLORIDA 33445-6368
                                 (561) 265-2700
    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

                     BRUCE I. MARCH                                         STEPHEN A. RIDDICK
           AKERMAN, SENTERFITT & EIDSON, P.A                              PIPER & MARBURY L.L.P.
              450 EAST LAS OLAS BOULEVARD                                36 SOUTH CHARLES STREET
               FORT LAUDERDALE, FL 33301                                   BALTIMORE, MD 21201
                     (954) 463-2700                                           (410) 539-2530

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                                   PROPOSED MAXIMUM
                                                                  AGGREGATE OFFERING               AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED                     PRICE(1)                 REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value...............................         $40,000,000                    $11,800
======================================================================================================================

     (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                                          , 1998

                                     Shares

                                     [Logo]

                        Smith-Gardner & Associates, Inc.

                                  Common Stock
                            ------------------------

     Of the                     shares of Common Stock being offered hereby,
                    shares are being sold by Smith-Gardner & Associates, Inc.
("Smith-Gardner" or the "Company") and                     shares are being sold
by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between
$     and $     per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company intends to make application for quotation of the Common Stock on the Nasdaq National Market under the symbol "SGAI."
                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                 PRICE               UNDERWRITING             PROCEEDS             PROCEEDS TO
                                   TO               DISCOUNTS AND                TO                  SELLING
                                 PUBLIC             COMMISSIONS(1)           COMPANY(2)          SHAREHOLDERS(2)
--------------------------------------------------------------------------------------------------------------------
Per Share...............           $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
Total(3)................        $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company estimated
    at                .
(3) The Company has granted the Underwriters a 30-day option to purchase up to additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about
                    , 1998.

BT Alex. Brown                                  SoundView Technology Group, Inc.

               THE DATE OF THIS PROSPECTUS IS             , 1998.

[GRAPHICS AND PHOTOS OF THE COMPANY TO BE INSERTED ON INSIDE FRONT COVER]




     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

     MACS, MACSII, AND THE MACSIMUM ARE REGISTERED TRADEMARKS OF THE COMPANY. THE COMPANY ALSO HAS APPLIED FOR THE REGISTRATION OF EUROMACS, WEBMACS AND MACSIII. ALL OTHER TRADEMARKS OR TRADE NAMES REFERRED TO IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the consolidated financial statements and the notes thereto ("Consolidated Financial Statements") appearing elsewhere in this Prospectus. Unless the context otherwise requires, all references to "Smith-Gardner" or the "Company" include Smith-Gardner & Associates, Inc. and its subsidiaries. Unless otherwise indicated, all information contained in this Prospectus (i) assumes that the Underwriters' over-allotment option is not exercised and (ii) gives effect to the following transactions upon the consummation of this Offering, (a) the conversion of $12.0 million aggregate principal amount of convertible debentures (the "Convertible Debentures") into 22,556.14 shares of convertible participating preferred stock, par value $0.01 per share (the "Convertible Preferred Stock"), and 12,000 shares of redeemable preferred stock, par value $0.01 per share (the "Redeemable Preferred Stock"), (b) the simultaneous conversion of the Convertible Preferred Stock into 2,255,614 shares of Common Stock and the redemption of the Redeemable Preferred Stock and (c) the issuance of promissory notes (the "Promissory Notes") by the Company to its three existing shareholders, Allan J. Gardner, Wilburn W. Smith and Thomas Quigley (the "Existing Shareholders"), in an aggregate amount representing the estimated individual income tax liability of each of the Existing Shareholders for the period beginning January 1, 1998 and ending on the earlier of the date of the consummation of this Offering or a voluntary S Corporation revocation (the "Distribution") (the conversion of the Convertible Debentures and the Convertible Preferred Stock, the redemption of the Redeemable Preferred Stock in connection with the consummation of this Offering and the Distribution are referred to collectively as the "Concurrent Transactions").

                                  THE COMPANY

     Smith-Gardner & Associates, Inc. is a leading provider of mission-critical, enterprise-wide software solutions, and related hardware and services, to the non-store marketing industry. The Company's clients in the non-store marketing industry are traditional direct marketing companies and Internet-only retailers, as well as wholesalers, fulfillment houses and retailers with significant non-store sales channels. The Company's MACS family of software products ("MACS") is designed to automate non-store commerce activities, including advertising analysis, sales, telemarketing, ordering, merchandising, procurement, electronic and Internet commerce, warehousing, shipping, accounting and systems operation. The MACS products also provide managers and sales personnel with real-time operations, inventory and customer data to improve both management decision making and customer service.

     Since its inception in 1988, management of the Company has concentrated on providing software-based systems and services to leading non-store marketing companies and to retailers, wholesalers and fulfillment houses with significant non-store sales channels. By focusing on this market, management believes that the Company has been able to develop a significant industry expertise that has been incorporated in the functionality of the Company's products and services. The Company's MACS II and MACS III products offer over 3,000 functional options, process up to 200,000 transactions per day and are used primarily by companies with high-volume non-store commerce operations. WebMACS, the Company's new Internet commerce solution, is a highly scalable system that enables real-time interactive customer ordering, and automates processing and back-office operations for companies selling products or services over the Internet. WebMACS incorporates both the functionality and scalability of MACS II and MACS III.

     The Company's solutions are used by more than 185 clients located primarily in North America, Europe and Australia. Smith-Gardner's client base includes companies such as Barnes & Noble, Coldwater Creek, Inc., Cyberian Outpost, Egghead.com, Hammacher Schlemmer, Hickory Farms, Inc., Lego, Micro Warehouse, Nordstrom, QVC Network and Time Life, Inc.

     The non-store marketing industry encompasses companies selling products directly to customers through channels other than in-store sales, such as catalogs, direct mail, television, radio, print media and the Internet. Over the last ten years, a number of large retailers such as Macy's, Bloomingdale's, Nordstrom and Saks Fifth Avenue have entered the non-store marketing industry by establishing significant catalog sales operations. Recently, the non-store marketing industry has expanded to include Internet-only retailers and a large number of retailers, wholesalers and distributors adding Web-based sales channels. According to a study sponsored by the Direct Marketing Association ("DMA"), this industry accounted for approximately $1.2 trillion in sales in 1997. Within the non-store marketing industry, Internet commerce is the fastest growing segment, with a compound annual revenue growth of almost 250% over the last three years.

     As a result of the growth in Internet commerce and the increased use of non-store marketing channels, many marketers need to enhance their information technology solutions. Smith-Gardner believes that these companies seek solutions that can help them effectively manage their order flow from Web pages and other non-store channels, while simultaneously centralizing and automating their back-office operations. These solutions must also be integrated seamlessly with the companies' existing systems, applications and databases.

     Smith-Gardner's strategy is to expand its client base within the non-store marketing industry and to provide best-of-breed solutions to companies entering the non-store marketing industry. To achieve this objective, the Company intends to: (i) aggressively market its WebMACS product and capitalize on the rapid growth in Internet commerce; (ii) extend its current product offerings onto new platforms such as Windows NT and UNIX; (iii) develop a global market presence;
(iv) expand its direct sales force to generate sales of new products and intensify its sales effort to existing clients; (v) continue the enhancement of its service offerings; and (vi) pursue strategic opportunities.

     The Company was incorporated as a Florida corporation in 1988. The Company's principal offices are located at 1615 South Congress Avenue, Delray Beach, Florida 33445-6368 and the telephone number at that location is (561) 265-2700.

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company.......                shares

Common Stock offered by the Selling
Shareholders..............................                shares

Common Stock to be outstanding after this
Offering..................................                shares (1)

Use of proceeds...........................    Repayment of indebtedness and
                                              accrued interest and general
                                              corporate purposes. See "Use of
                                              Proceeds."

Proposed Nasdaq National Market symbol....    SGAI

---------------
(1) Based on the number of shares of Common Stock outstanding as of
                , 1998. Does not include (i) 850,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan adopted in 1996 (the "1996 Stock Option Plan"), pursuant to which options to purchase 777,140 shares of Common Stock, at an exercise price of $2.53 per share, were outstanding at June 30, 1998 and (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1998 Stock Option Plan (the "1998 Stock Option Plan," and together with the 1996 Stock Option Plan, the "Plans"), pursuant to which options to purchase 538,003 shares of Common Stock, at an exercise price of $10.00 per share or the initial public offering price upon the consummation of this Offering, were outstanding at June 30, 1998. See "Management -- Stock Option Plans."

               SUMMARY CONSOLIDATED AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                   JUNE 30,
                                        -----------------------------------------------   -----------------
                                         1993      1994      1995      1996      1997      1997      1998
                                        -------   -------   -------   -------   -------   -------   -------
                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue...............................  $19,669   $21,465   $24,928   $18,528   $18,652   $11,021   $13,660
Cost of sales and services............   11,333    12,351    14,921    10,433    11,889     6,581     7,598
                                        -------   -------   -------   -------   -------   -------   -------
Gross profit..........................    8,336     9,114    10,007     8,095     6,763     4,440     6,062
Operating expenses:
  General and administrative..........    1,671     3,246     3,206     4,775     4,567     2,096     2,917
  Research and development............    1,929     1,609     2,166     2,254     2,011       883     1,061
  Sales and marketing.................      410       508       523       980     1,482       741     1,074
                                        -------   -------   -------   -------   -------   -------   -------
         Total operating expenses.....    4,010     5,363     5,895     8,009     8,060     3,720     5,052
                                        -------   -------   -------   -------   -------   -------   -------
Income (loss) from operations.........    4,326     3,751     4,112        86    (1,297)      720     1,010

Interest expense:
  Interest on outstanding debt........       --       (39)   (1,200)   (1,200)   (1,500)     (600)     (900)
  Amortization of original issue
    discount(1).......................       --       (32)     (960)     (960)     (660)     (480)     (180)
Interest income.......................       26        50       129        42       109        50        36
                                        -------   -------   -------   -------   -------   -------   -------
         Total net interest income
           (expense)..................       26       (21)   (2,031)   (2,118)   (2,051)   (1,030)   (1,044)
                                        -------   -------   -------   -------   -------   -------   -------
Net income (loss).....................    4,352     3,730     2,081    (2,032)   (3,348)     (310)      (34)
Pro forma income tax (expense) benefit
  (unaudited)(2)......................   (1,672)   (1,425)   (1,155)      360       948      (124)     (210)
                                        -------   -------   -------   -------   -------   -------   -------
Pro forma net income (loss)
  (unaudited)(2)......................  $ 2,680   $ 2,305   $   926   $(1,672)  $(2,400)  $  (434)  $  (244)
                                        =======   =======   =======   =======   =======   =======   =======
Pro forma basic and diluted net loss
  per share (unaudited)(2)............                                          $ (0.46)            $ (0.05)
                                                                                =======             =======
Number of shares used in calculating
  pro forma basic and diluted net loss
  per share...........................                                            5,263               5,263
                                                                                =======             =======

                                                         DECEMBER 31,                 JUNE 30, 1998
                                                 ----------------------------   -------------------------
                                                                                              AS ADJUSTED
                                                  1995      1996       1997       ACTUAL          (3)
                                                 -------   -------   --------   -----------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents......................  $    --   $    60   $    169    $  1,877      $
Working capital................................    1,175     1,233         16         873
Total assets...................................    4,717     3,666      3,135       7,113
Convertible debt and accrued interest(1).......    9,510    11,670     13,830      14,910
Stockholders' deficit(1).......................   (7,667)   (9,699)   (13,048)    (13,074)

                            (Footnotes on next page)

---------------

(1) The fair value of the conversion features of the Convertible Debentures has been determined to be $3.5 million based on the difference between the stated interest rates and the estimated market rate of such Convertible Debentures on the date of issuance. The amount is included in additional paid-in capital in the accompanying consolidated balance sheets, with the resulting original issue discount ("OID") on the convertible debt being amortized over the term of the note. This interest expense is a non-cash item.
(2) As a result of its election to be treated as an S Corporation for income tax purposes, the Company has not been subject to federal or certain state income taxes. Immediately prior to or contemporaneously with this Offering, the Company's S Corporation status will terminate and thereafter the Company will be subject to federal and certain state taxes at applicable rates for a C corporation. The unaudited pro forma income tax (expense) benefit presented in the consolidated statements of operations represents the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the periods presented.
(3) Adjusted to (a) give retroactive effect to the Concurrent Transactions and
    (b) give effect to the sale by the Company of     shares of Common Stock
    offered hereby at an assumed initial public offering price of $ and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should consider the following factors carefully in evaluating an investment in the Common Stock offered hereby. This Prospectus contains "forward-looking statements" relating to, without limitation, future performance and plans and objectives of management for future operations that are based on the beliefs of, assumptions made by and information currently available to the Company's management. The words "expect," "estimate," "anticipate," "believe," "intend," "plan" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this "Risk Factors" section and elsewhere in this Prospectus identify important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those expressed in or implied by such forward-looking statements.

     Dependence on Principal Product Line. The Company currently derives substantially all of its revenue from sales of its MACS family of products and related services and hardware. The Company expects to continue to focus on non-store marketing companies as its primary source of clients. Any factor adversely affecting the market for non-store commerce systems in general, or the Company's products in particular, could adversely affect the Company's business, financial condition or results of operations. The Company's future performance will depend in large part on the successful development, introduction and client acceptance of new and enhanced versions of MACS. There can be no assurance that the Company will be successful in marketing and selling MACS or in developing and introducing new or enhanced versions of MACS. Any factor adversely affecting the sale of the Company's MACS family of products or other new products, including delays in development, software flaws, incompatibility with industry-leading hardware platforms or operating systems, or negative ratings of the Company's products could have a material adverse effect on the Company's business, financial condition or results of operations. See
"Business -- Products."

     Dependence on the Non-Store Marketing Industry. The Company currently derives substantially all of its revenue from licensing its applications software, selling related maintenance, consulting and training services to companies in the non-store marketing industry and selling hardware. The Company's clients include a range of organizations in the non-store marketing industry, but during the Company's most recent fiscal year a substantial majority of the Company's revenue was generated from the licensing and sale of its products and services to traditional direct marketers, such as mail order catalog companies. The success of the Company's clients, particularly the mail order catalog companies, is directly related to general economic conditions affecting consumer purchases from non-store marketers. In addition, because of the capital expenditures required in connection with an investment in the Company's products and services, the Company believes that demand for its products could be disproportionately affected by fluctuations, disruptions, instability or downturns in the non-store marketing industry and general economic conditions in the United States and Europe, which may cause clients and potential clients to delay, cancel or reduce any planned expenditures for the Company's software products and services. Any resulting decline in demand for the Company's products and services could have a material adverse effect on the Company's business, financial condition or results of operations.

     Dependence on Proprietary Technology. The Company's success and ability to compete are dependent largely upon its proprietary technology. The Company relies on a combination of trade secret, copyright and trademark law, nondisclosure agreements and technical measures to protect its proprietary technology. The Company enters into confidentiality agreements with all of its employees, as well as with its clients and potential clients seeking proprietary information, and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third-party development of its technology. In addition, the laws of some foreign countries do not protect proprietary technology rights to the same extent as do the laws of the United States. There can be no assurance that third parties will not assert infringement claims in the future or, if infringement claims are asserted, that such claims will be resolved in the Company's favor. Any infringement claims resolved against the Company could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Proprietary Rights and Licenses."

     Fluctuations in Quarterly Performance; Seasonality; Recent Losses. The Company's revenue and operating results have varied substantially from quarter to quarter. The Company's quarterly operating results may continue to fluctuate due to a number of factors, including: (i) the timing, size and nature of the Company's individual license transactions; (ii) the timing of the introduction and the market acceptance, if any, of new products or product enhancements by the Company or its competitors; (iii) timeliness of such product introductions relative to any announced timetable; (iv) the size and timing of individual orders; (v) deferral of orders by clients in anticipation of new products or product upgrades; (vi) technological changes in the operating systems upon which the Company's products run; (vii) changes in the Internet adversely affecting Internet commerce; (viii) the relative proportions of revenue derived from license fees, hardware, maintenance, consulting and other recurring revenue and professional services; (ix) hardware/software revenue mix; (x) ability to procure and delivery of hardware system components within a required time period; (xi) changes in the Company's operating expenses; (xii) the timing and magnitude of software upgrades, if any, by the Company's clients; (xiii) price changes in the Company's products; (xiv) personnel changes; and (xv) fluctuations in economic and financial market conditions. Fluctuations in operating results may also occur as a result of the Company's business strategy to focus on developing and selling customized applications to larger customers to meet such customers' specific requirements. The Company believes it will be difficult to predict the timing of these types of sales because they involve both designing the solution to meet the client's needs and convincing the client to purchase the products, and other risks over which the Company has little or no control. The Company is generally unable to adjust its spending quickly enough to compensate for unexpected shortfalls in revenue. Consequently, a significant shortfall in revenue in any quarter could adversely impact the Company's operating results for that quarter. As a result, the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance.

     The timing, size and nature of individual license transactions are also important factors in the Company's quarterly operating results. Many such license transactions involve large dollar amounts, and the sales cycles for these transactions are often lengthy and unpredictable. There can be no assurance that the Company will be successful in closing large license transactions on a timely basis or at all. The Company generally has realized lower revenue in the fourth calendar quarter of the year than in the other quarters. The Company believes that this has been due primarily to the tendency of many of the Company's clients to avoid implementing a new system or an upgrade of an existing system during the holiday season, typically the busiest time of year for substantially all of the Company's clients. Due to all of the foregoing factors, the Company believes that period to period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance.

     Furthermore, the Company experienced net losses of $2.0 million and $3.3 million for fiscal years 1996 and 1997, respectively. Such losses resulted primarily from costs incurred in connection with the Company's international expansion, including the opening of offices in the United Kingdom and Australia, product development with respect to MACS III, EuroMACS, WebMACS, MiniMACS and other products, and reorganization of the Company's marketing, support and sales operations. There can be no assurance that the Company will be profitable in the future, that future revenue and operating results will not vary substantially or that the Company's operating results will not be below the expectations of public market analysts and investors. In either case, the price of the Common Stock could be materially adversely affected by fluctuations in the Company's quarterly performance or future losses of the Company.

     Management of Growth. The Company's business has grown significantly in size and complexity over the past five years. For example, from 1995 to 1998, the number of employees increased from 168 to 249, and the Company expects to hire additional personnel during 1998. The growth in the size and complexity of the Company's business as well as its client base has placed, and any additional growth would be expected to continue to place, a significant strain on the Company's management, operations and resources. The Company anticipates that continued growth, if any, will require it to recruit, hire and retain a substantial number of new research and development, managerial, finance, sales, marketing and support personnel. There can be no assurance that the Company will be successful at recruiting, hiring or retaining such personnel. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations. Furthermore, one element of the Company's growth strategy is to seek acquisitions of businesses, products and technologies that are complementary to those of the Company. There can be no assurance that the Company will be able to fully integrate any such acquired businesses with the Company's existing operations, operate any such businesses profitably or otherwise implement its growth strategy. If the Company's management is unable to manage growth effectively, the Company's business, financial condition or results of operations could be materially adversely affected.

     Expansion into New Markets. As the non-store marketing industry continues to evolve, it is expected that there will be an increase in the number of marketers utilizing non-store based sales and marketing functions in which automation plays a key role in the sales process. With the rapid growth of Internet commerce and the continued growth of the non-store marketing industry in general, the Company expects to target clients to whom it has not previously sold its products and who sell their products in markets in which the Company has not previously participated. There can be no assurance that the Company will be able to sell products to these new market participants. In addition, some of the Company's existing clients will expand their activities into markets in which the Company has limited or no experience. There can be no assurance that the Company will be able to successfully expand its business with these existing clients. If the Company is unable to sell products to these new market participants and develop its business with its existing clients entering new markets, the Company's growth plans would be curtailed which could have a materially adverse effect on the Company's business, financial condition or results of operations.

     Rapid Technological Change. The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and new product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and services and to develop and introduce new products and services to meet changing industry and client requirements. There can be no assurance that the Company will be able to avoid the obsolescence of its products due to rapid technological change and evolving industry standards. The process of developing software products such as those offered by the Company is extremely complex and is expected to become increasingly complex and expensive in the future. The Company is currently developing a number of new software products including, among others, MACS for UNIX, MACS for Windows NT ("MACS for NT") and MiniMACS. There can be no assurance that the Company will successfully complete the development of such new products in a timely fashion or that the Company's current or future products will satisfy the needs of the non-store marketing industry. In addition, certain of the Company's clients request customization of the Company's software products to address unique characteristics of their businesses or computing environments. The Company's commitment to customization could place a burden on the Company's resources or delay the delivery or installation of products which, in turn, could materially adversely affect the Company's relationship with significant clients or otherwise materially adversely affect its business, financial condition or results of operations. The Company's ability to remain competitive and respond to technological change is also dependent, to a lesser degree, upon the Omnidex software, which the Company licenses from Dynamic Information System Corporation ("DISC") and incorporates in MACS. In the event that Omnidex or other products from similar such vendors have design defects or flaws, or if such products are unexpectedly delayed in their introduction or become obsolete subsequent to release, the Company's business, financial condition or operating results could be materially adversely affected. Such material adverse effects could diminish the Company's reputation, credibility and relationships with its current and prospective clients. There can also be no assurance that products or services developed by others will not adversely affect the Company's competitive position or render its products noncompetitive or obsolete.

     Dependence on Third Parties. Development and implementation of the Company's MACS software depends on proprietary technology licensed from third parties. The implementation of MACS is dependent on Omnidex by DISC. The introduction and increased market acceptance of other operating systems that are incompatible with the Company's products, or the failure of the Hewlett-Packard ("HP") MPE/iX operating system to continue to receive market acceptance, could materially adversely affect the market for the Company's products. MACS also relies on certain proprietary features of the IMAGE database management system developed by HP. MACS for UNIX and MACS for NT, which are currently under development by the Company, will be dependent on the Raima, and, if integrated, Oracle and SQL Server databases. The introduction and increased market acceptance of database management systems that are incompatible with the Company's products, or the failure of HP3000 products to achieve continued market acceptance, could adversely affect the market for the Company's products. In the event the Company's current platform becomes obsolete, there can be no assurance that the Company would be able to license in a timely fashion, or at all, a database with similar features and on terms acceptable to the Company. Any failure of the Company to license such a database would adversely affect its business, financial condition or results of operations. See
"Business -- Products" and "-- Products Under Development."

     Dependence on Hardware Sales. In conjunction with the licensing of MACS products, the Company resells a variety of hardware developed and manufactured by third parties in order to provide the Company's clients with an integrated solution. The Company obtains all of the HP hardware sold by it pursuant to a distribution agreement with Client Systems, Inc., an HP distributor. Revenue from such hardware sales can amount to a significant portion of the Company's total revenue in any period. For fiscal years ended December 31, 1996 and December 31, 1997 and for the six months ended June 30, 1998, revenue derived from the sale of HP equipment amounted to 30.0%, 26.6% and 25.4%, respectively, of the Company's total revenue. As the market for the distribution of hardware products becomes more competitive, the Company's clients may choose to purchase such hardware directly from the manufacturers or distributors of such products, with a resultant decrease in the Company's revenue derived from the sales of such products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products."

     Competition. The market for non-store marketing software is competitive, rapidly evolving and highly sensitive to new product introductions and marketing efforts by industry participants. The market is also highly fragmented and served by enterprise resource planning ("ERP") software providers, electronic commerce software providers, consulting firms, point solution providers targeted at the non-store marketing industry and other software companies. Some of these companies serve only their respective local markets or specific client types. Much of the Company's competition stems from information systems developed and serviced internally by its competitors' in-house management information systems ("MIS") departments. Many of the Company's present and potential future competitors may have significantly greater resources, generate higher revenue and have greater name recognition than the Company. In addition, as the Company expands into new segments of the non-store marketing industry, such as Internet commerce, the Company will face competition from other software companies, MIS departments and unforeseen and unpredictable sources. There can be no assurance that the Company's competitors will not develop products comparable or superior to those developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing client requirements. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to compete effectively against current and future competitors. See "Business -- Competition."

     Product Defects and Product Liability. The Company's software products are highly complex and sophisticated and could from time to time contain design defects or software errors that could be difficult to detect and correct. Errors, bugs or viruses may result in loss of or delay in market acceptance or loss of client data as well as diminish the Company's reputation, credibility and relationships with its current clients and any prospective clients. There can be no assurance that, despite testing by the Company and its clients, errors will not be found in the Company's products, which errors could result in a delay in or the prevention of the applicable software product from attaining broad market acceptance and thus could have a material adverse effect upon the Company's business, financial condition or results of operations. The Company's products are frequently used by its clients to perform mission-critical functions. Therefore, design defects, software errors, misuse of the Company's products, incorrect data from external sources or other potential problems within or outside of the Company's control that may arise from the use of the Company's products could result in financial or other damage to the Company's clients. Although the Company's license agreements with its clients typically contain provisions designed to limit the Company's exposure to such potential claims, the provisions may not effectively protect the Company against such claims and the liability and costs associated therewith. Although the Company maintains general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. Accordingly, any such claim could have a material adverse effect upon the Company's business, financial condition or results of operations.

     Dependence on Key Personnel. The Company's business involves the delivery of services and is labor intensive. The Company's success will depend in large part upon its ability to attract, recruit, hire, retain and motivate highly skilled employees. There is significant competition for employees with the skills required to perform the services offered by the Company. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled employees in the future. The loss of Gary G. Hegna, the Company's President and Chief Executive Officer, Allan J. Gardner, the Company's Executive Vice President -- Advanced Technologies, Wilburn W. Smith, the Company's Executive Vice President -- Sales, or a significant number of the Company's highly skilled employees, could have a material adverse effect on the Company's business, financial condition or results of operations, including its ability to attract employees, obtain new clients and perform installations. The Company does not hold a key person insurance policy on the lives of any of its executive officers or directors and has not entered into employment agreements with any of its executive officers. See "Management."

     Risks Associated with International Operations. The Company intends to expand its international sales activity as part of its business strategy. In order to increase international sales, the Company must establish additional foreign operations and hire additional personnel. This will require significant management attention and financial resources and could materially adversely affect the Company's business, financial condition or results of operations. In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for the Company's products. In addition, the Company's international business may be subject to a variety of risks, including difficulties in collecting international accounts receivable or obtaining U.S. export licenses, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers and higher duty rates and difficulties in enforcement of contractual obligations and intellectual property rights. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition or results of operations.

     Control by Existing Management and Shareholders. Upon completion of this Offering, Wilburn W. Smith and Allan J. Gardner, the founders of the Company, together with the holders of the Convertible Debentures (Advent VII L.P., Advent Atlantic and Pacific II L.P., Advent Industrial II L.P., Advent New York L.P., Chestnut Capital International III Limited Partnership and TA Venture Investors Limited Partners (each a "Lender" and collectively the "Lenders")), will
beneficially own approximately      % of the Company's outstanding Common Stock.
As a practical matter, these shareholders, if acting together, would have the ability to elect the Company's directors and may have the ability to determine the outcome of corporate actions requiring shareholder approval, irrespective of how other shareholders of the Company may vote. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders."

     No Public Market; Volatility of Stock Price. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Investors should be aware that market prices for securities of software companies such as the Company are highly volatile. Moreover, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

     Absence of Dividends. Although the Company has made distributions in the past to its shareholders in part to offset their tax liability with respect to the Company's S Corporation earnings, the Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy" and "S Corporation Status."

     Dilution. Purchasers of shares of Common Stock in this Offering will suffer an immediate and substantial dilution in the net tangible book value of their Common Stock from the initial public offering price. See "Dilution."

     Shares Eligible for Future Sale; Registration Rights. Sales of substantial amounts of the shares in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through sale of its equity securities. Upon completion of the Offering,
the Company will have outstanding                     shares of Common Stock
(assuming no exercise of options outstanding under the Plans). Of these shares,
the                     shares sold in the Offering will be freely tradable
without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below).
The remaining                     shares are "restricted shares" under Rule 144
(the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 promulgated under the
Securities Act. The Company and the holders of                     shares of
Common Stock have agreed not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock until 180 days after the date of this Prospectus, subject to certain exceptions without the prior written consent of BT Alex. Brown Incorporated.

     After the completion of the Offering, the Company intends to file a Registration Statement on Form S-8 (the "Form S-8") under the Securities Act to register the 850,000 shares and 1,000,000 shares of Common Stock issued or reserved for issuance under the 1996 Stock Option Plan and the 1998 Stock Option Plan, respectively. After the date of such filing, if not otherwise subject to a lock-up agreement, shares purchased pursuant to such plans and options generally would be available for resale in the public market upon vesting and/or exercise of options or awards, subject to the restrictions of Rule 144 applicable to affiliates of the Company. See "Management -- Stock Option Plans" and "Shares Eligible for Future Sale."

     Anti-takeover Provisions. The Articles of Incorporation provide for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. In addition, shares of the Company's Preferred Stock may be issued in the future without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock subsequent to the consummation of this Offering. These provisions, together with certain provisions of Florida law and other provisions of the Articles of Incorporation and Bylaws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock -- Certain Anti-takeover Effects."

     Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the Year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000 computer systems and/or software used by many companies may need to be upgraded to become Year 2000 compliant. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The Company's MACS system is fully Year 2000 compliant. The original design of MACS featured a four position century field which provided century independence. The only exception to this feature was the GTS programs developed by a third-party and incorporated into MACS to provide general ledger and accounts payable functions. GTS provided Year 2000 compliant code to the Company in August 1998. The Company is now in the process of testing and distributing the GTS Year 2000 compliant programs to its clients. The company has also reviewed its internal support systems and, to the extent possible, its vendors' systems to confirm Year 2000 compliance. Any failure of the Company or its suppliers or clients to be Year 2000 compliant could have a material adverse effect on the Company's business, financial condition or results of operations.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the
shares of Common Stock offered by the Company (at an assumed initial public
offering price of $     per share), are estimated to be approximately
$          million after deducting estimated underwriting discounts and offering
expenses payable by the Company ($          million if the Underwriters' over-
allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Shareholders.

     The Company anticipates that it will use $12.0 million of the net proceeds of this Offering to redeem all of the Redeemable Preferred Stock to be issued upon the conversion of the Convertible Debentures and approximately $4.2 million of the proceeds to pay accrued interest due and payable on the Convertible Debentures. The maturity date of the Convertible Debentures is December 1, 1999 with regard to $6.0 million in aggregate principal amount and December 1, 2000 with regard to the remaining $6.0 million in aggregate principal amount, unless the Company consummates an initial public offering prior thereto, in which case the maturity dates would be accelerated to the date of such initial public offering. The Convertible Debentures accrued interest at a rate of 10% per annum through June 30, 1997 and began accruing interest at a rate of 15% per annum thereafter. The Company anticipates that a portion of the net proceeds will be used to effect the Distribution. At June 30, 1998, the estimated Distribution would have been approximately $400,000. The balance of the net proceeds of this Offering will be used for working capital and other general corporate purposes. A portion of such proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. The Company is not currently a party to any agreement, arrangement or understanding with respect to any such transaction and is not currently engaged in discussions with any party concerning any such possible transaction. Pending such uses, the Company intends to invest the net proceeds of this Offering in short-term, interest-bearing investment grade securities, certificates of deposit or obligations issued or guaranteed by the United States government.

                                DIVIDEND POLICY

     The Company currently intends to retain any future earnings to finance the growth and development of its business and does not anticipate paying any dividends in the foreseeable future. Any payment of dividends in the future will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's financial condition, capital requirements, earnings, restrictions under loan agreements and other factors the Board of Directors may deem relevant.

     As an S Corporation, the Company has paid dividends to its shareholders from time to time in part to partially fund or offset their tax liability with respect to S Corporation earnings. In 1995, in connection with the sale of the Convertible Debentures, the Company paid an aggregate dividend to its shareholders in the amount of $12.0 million.

                         S CORPORATION DISTRIBUTION AND
                       CONVERSION TO C CORPORATION STATUS

     Since January 1, 1989, the Company has been a corporation subject to income taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, substantially all of the Company's net income has been attributed, for income tax purposes, directly to the Company's shareholders rather than to the Company. The Company's S corporation status will terminate in connection with this Offering and, thereupon, the Company will make the Distribution to the Existing Shareholders in the form of the Promissory Notes. The estimated aggregate principal amount of the Promissory Notes will change depending upon the date of this Offering or a voluntary S Corporation revocation. At June 30, 1998, the estimated aggregate principal amount of the Promissory Notes would have been approximately $400,000. Purchasers of Common Stock in this Offering will not receive any portion of the Promissory Notes.

     Following the termination of its S Corporation status, the Company will be subject to corporate income taxation on an accrual basis under Subchapter C of the Code. In connection with the termination of its S Corporation status, the Company has estimated an available net deferred tax asset of approximately $630,000. This is also an estimate subject to change, dependent upon the date of this Offering or earlier S Corporation revocation date. The majority of this net deferred tax asset will be recorded in accordance with Statement of Financial Accounting Standards No. 109. A valuation allowance may be required to offset the net deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

     The S Corporation shareholders have agreed to indemnify the Company for any possible taxes related to lost S Corporation status in prior years (subject to certain adjustments). In addition, the S Corporation shareholders have agreed to revoke the S Corporation status prior to this Offering, if necessary, in order to provide income tax benefit to the C Corporation for certain accrued expenses.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) on an actual basis as of June 30, 1998, and (ii) on an as adjusted basis (a) to give retroactive effect to the Concurrent Transactions and (b) to give effect to the application of the net proceeds from the sale of shares of Common Stock pursuant
to this Offering (at an assumed initial public offering price of $     per
share), as set forth in "Use of Proceeds." The following table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                  JUNE 30, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Convertible debt:
  Convertible debt..........................................  $ 11,310     $    --
  Accrued interest payable..................................     3,600          --
Redeemable preferred stock, 10,000,000 shares authorized:
  Redeemable convertible participating preferred stock,
     $0.01 par value; none issued;
     shares issued and outstanding as adjusted..............        --          --
  Redeemable participating preferred stock, $0.01 par value;
     none issued;                     shares issued and
     outstanding as adjusted................................        --          --
Stockholders' deficit:
  Common stock, $0.01 par value. 50,000,000 shares
     authorized; 5,263,100 shares issued and outstanding
     actual;                     shares issued and
     outstanding as adjusted(1).............................        53
Additional paid-in capital..................................     3,489
Accumulated deficit.........................................   (16,616)
                                                              --------     -------
  Total stockholders' deficit...............................   (13,074)
                                                              --------     -------
          Total capitalization..............................  $  1,836     $
                                                              ========     =======

---------------
(1) Does not include (i) 850,000 shares of Common Stock reserved for issuance under the 1996 Stock Option Plan, pursuant to which options to purchase 777,140 shares of Common Stock, at an exercise price of $2.53 per share, were outstanding at June 30, 1998 and (ii) 1,000,000 shares of Common Stock reserved for issuance under the 1998 Stock Option Plan, pursuant to which options to purchase 538,003 shares, at an exercise price of $10.00 per share or the initial public offering price upon the consummation of this Offering, were outstanding at June 30, 1998. See "Management -- Stock Option Plans."

                                    DILUTION

     The pro forma deficit in net tangible book value of the Company at June
30, 1998, was approximately $    , or $     per share. Net tangible book value
dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of this Offering. After giving effect to the Concurrent Transactions and the sale
by the Company of        shares of Common Stock (at an assumed initial public
offering price of $     per share) and the application of the estimated net
proceeds therefrom, the pro forma net tangible book value of the Company as of
June 30, 1998, would have been $          or $     per share. This represents an
immediate increase in net tangible book value of $     per share to the Existing
Shareholders and an immediate dilution in the net tangible book value of $ per share to purchasers of Common Stock in this Offering. The following table illustrates the per share dilution to new investors:

Assumed initial public offering price per share.............             $
  Net tangible book value per share at June 30, 1998........  $
  Increase per share attributable to new investors..........
                                                              --------
Pro forma net tangible book value per share after this
  Offering..................................................
                                                                         --------
Net tangible book value dilution per share to new
  investors.................................................             $
                                                                         ========

     The following table summarizes, after giving effect to the Concurrent Transactions, the number of shares of Common Stock previously purchased from the Company, the total consideration paid and the average price per share paid to the Company by the Existing Shareholders and by new investors, at an assumed
initial public offering price of $     per share:

                                SHARES PURCHASED     TOTAL CONSIDERATION
                               ------------------    --------------------    AVERAGE PRICE
                               NUMBER     PERCENT    AMOUNT       PERCENT      PER SHARE
                               -------    -------    -------      -------    -------------
Existing Shareholders........                    %   $                   %      $
New investors................      --          --         --           --       $
                               -------    -------    -------      -------
     Total...................               100.0%   $              100.0%
                               =======    =======    =======      =======

     After giving retroactive effect to the Concurrent Transactions, the sale of shares by the Selling Shareholders in this Offering will cause the number of shares held by the Existing Shareholders as of June 30, 1998 to be reduced to
                    shares, or      % of total shares of Common Stock to be
outstanding after this Offering, and the pro forma number of shares held by new
investors as of June 30, 1998 to be                     shares, or      % of the
total shares of Common Stock to be outstanding after this Offering. See "Principal and Selling Shareholders."

     The foregoing discussion and tables assume no exercise of stock options outstanding on June 30, 1998. As of June 30, 1998, there were options outstanding to purchase a total of 777,140 shares of Common Stock under the 1996 Stock Option Plan at an exercise price of $2.53 per share and 538,003 shares of Common Stock under the 1998 Stock Option Plan at an exercise price of $10.00 per share or the initial public offering price upon the consummation of this Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below as of December 31, 1995, 1996 and 1997 and for each of the years in the five year period ended December 31, 1997 are derived from the Consolidated Financial Statements of the Company which have been audited by KPMG Peat Marwick LLP, independent public accountants. The Company's consolidated balance sheets as of December 31, 1996 and 1997, and consolidated statements of operations for the years ended December 31, 1995, 1996 and 1997 appear elsewhere in this Prospectus. The Company's consolidated balance sheets as of December 31, 1993, 1994 and 1995 and consolidated statements of operations for the years ended December 31, 1993 and 1994 are not included in this Prospectus. The selected condensed consolidated financial data as of June 30, 1998 and for the six month periods ended June 30, 1997 and 1998 have been derived from the unaudited condensed consolidated financial statements of the Company which appear elsewhere in this Prospectus. In the opinion of management, the Company's unaudited condensed consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements which appear elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and Notes thereto, included elsewhere in this Prospectus.

                                                                                                      SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                    -----------------------------------------------   -----------------
                                                     1993      1994      1995      1996      1997      1997      1998
                                                    -------   -------   -------   -------   -------   -------   -------
                                                                                                         (UNAUDITED)
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Computer software...............................  $ 4,908   $ 6,551   $ 7,440   $ 6,379   $ 5,247   $ 3,601   $ 4,649
  Computer hardware...............................   13,530    11,988    12,795     6,923     7,981     4,905     5,076
  Support.........................................      833     2,159     3,343     4,038     4,100     2,033     2,434
  Services........................................      398       767     1,350     1,188     1,324       482     1,501
                                                    -------   -------   -------   -------   -------   -------   -------
        Total revenue.............................   19,669    21,465    24,928    18,528    18,652    11,021    13,660
Cost of sales and services:
  Computer software...............................      250     1,082     1,654     1,032     1,667       829     1,171
  Computer hardware...............................    9,352     8,586     9,760     5,358     5,847     3,775     3,858
  Support.........................................      963     1,956     2,491     3,141     3,271     1,443     1,563
  Services........................................      768       727     1,016       902     1,104       534     1,006
                                                    -------   -------   -------   -------   -------   -------   -------
        Total cost of sales and services..........   11,333    12,351    14,921    10,433    11,889     6,581     7,598
                                                    -------   -------   -------   -------   -------   -------   -------
Gross Profit......................................    8,336     9,114    10,007     8,095     6,763     4,440     6,062
Operating expenses:
  General and administrative......................    1,671     3,246     3,206     4,775     4,567     2,096     2,917
  Research and development........................    1,929     1,609     2,166     2,254     2,011       883     1,061
  Sales and marketing.............................      410       508       523       980     1,482       741     1,074
                                                    -------   -------   -------   -------   -------   -------   -------
        Total operating expenses..................    4,010     5,363     5,895     8,009     8,060     3,720     5,052
                                                    -------   -------   -------   -------   -------   -------   -------
Income (loss) from operations.....................    4,326     3,751     4,112        86    (1,297)      720     1,010
Other income (expense):
Interest expense:
  Interest on outstanding debt....................       --       (39)   (1,200)   (1,200)   (1,500)     (600)     (900)
  Amortization of original issue discount(1)......       --       (32)     (960)     (960)     (660)     (480)     (180)
Interest income...................................       26        50       129        42       109        50        36
                                                    -------   -------   -------   -------   -------   -------   -------
        Total interest income (expense), net......       26       (21)   (2,031)   (2,118)   (2,051)   (1,030)   (1,044)
                                                    -------   -------   -------   -------   -------   -------   -------
Net income (loss).................................    4,352     3,730     2,081    (2,032)   (3,348)     (310)      (34)
Pro forma income tax (expense) benefit
  (unaudited)(2)..................................   (1,672)   (1,425)   (1,155)      360       948      (124)     (210)
                                                    -------   -------   -------   -------   -------   -------   -------
Pro forma net income (loss) (unaudited)(2)........  $ 2,680   $ 2,305   $   926   $(1,672)  $(2,400)  $  (434)  $  (244)
                                                    =======   =======   =======   =======   =======   =======   =======
Pro forma basic and diluted net loss per share
  (unaudited)(2)..................................                                          $ (0.46)            $ (0.05)
                                                                                            =======             =======
Weighted average number of shares used in
  calculating pro forma basic and diluted net loss
  per share.......................................                                            5,263               5,263
                                                                                            =======             =======

                                                                    DECEMBER 31,                JUNE 30, 1998
                                                            ----------------------------   -----------------------
                                                                                                 (UNAUDITED)
                                                                                                      AS ADJUSTED
                                                             1995      1996       1997      ACTUAL        (3)
                                                            -------   -------   --------   --------   ------------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $    --   $    60   $    169   $  1,877     $ 1,877
Working capital...........................................    1,175     1,233         16        873         873
Total assets..............................................    4,717     3,666      3,135      7,113       7,113
Convertible debt and accrued interest(1)..................    9,510    11,670     13,830     14,910      15,600
Stockholders' deficit(1)..................................   (7,667)   (9,699)   (13,048)   (13,074)     (9,699)

---------------
(1) The fair value of the conversion features of the Convertible Debentures has been determined to be $3.5 million based on the difference between the stated interest rates and the estimated market rate of such Convertible Debentures on the date of issuance. The amount is included in additional paid-in capital in the accompanying consolidated balance sheets, with the resulting OID on the convertible debt being amortized over the term of the note. This interest expense is a non-cash item.
(2) As a result of its election to be treated as an S Corporation for income tax purposes, the Company has not been subject to federal or certain state income taxes. Immediately prior to or contemporaneously with this Offering, the Company's S Corporation status will terminate and thereafter the Company will be subject to federal and certain state taxes at applicable rates for a C corporation. The unaudited pro forma income tax (expense) benefit presented in the consolidated statements of operations represents the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the periods presented.
(3) Adjusted to (a) give retroactive effect to the Concurrent Transactions and
    (b) give effect to the sale by the Company of      shares of Common Stock
    offered hereby at an assumed initial public offering price of $       and
    after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a leading provider of mission-critical, enterprise-wide software solutions, and related hardware and services, to the non-store marketing industry. The Company's clients in the non-store marketing industry are traditional direct marketing companies and Internet-only retailers, as well as wholesalers, fulfillment houses and retailers with significant non-store sales channels. The Company's MACS family of software products is designed to automate non-store commerce activities, including advertising analysis, sales, telemarketing, ordering, merchandising, procurement, electronic and Internet commerce, warehousing, shipping, accounting and systems operation. The MACS products also provide managers and sales personnel with real-time operations, inventory and customer data to improve both management decision making and customer service.

     Since its inception in 1988, management of the Company has concentrated on providing software-based systems and services to leading non-store marketing companies and to retailers, wholesalers and fulfillment houses with significant non-store sales channels. By focusing on this market, management believes that the Company has been able to develop a significant industry expertise that has been incorporated in the functionality of the Company's products and services. The Company's MACS II and MACS III products offer over 3,000 functional options, process up to 200,000 transactions per day and are used primarily by companies with high-volume non-store commerce operations. WebMACS, the Company's new Internet commerce solution, is a highly scalable system that enables real-time interactive customer ordering, and automates processing and back-office operations for companies selling products or services over the Internet. WebMACS incorporates both the functionality and scalability of MACS II and MACS III.

     During 1996, the Company effected an internal reorganization which included adding support, development and sales resources to generate future increases in new customer installations, improve client services and develop new software products such as WebMACS, MACS for UNIX and MACS for NT. This reorganization was precipitated by a decline in new customer sales which began in 1995 and continued in 1996. In turn, this decline led to a decrease in total revenue from 1995 to 1996. Primarily because of this reorganization, the Company experienced losses in 1996 and 1997.

     In 1997, new client revenue increased by 108.3% while upgrade revenue declined by 41.2%, resulting in virtually no change in the Company's total revenue from 1996 to 1997. The decline in upgrade revenue was primarily a result of lower new client sales in 1995 and 1996. In 1997, the Company's net loss was attributable to a number of factors, including the Company's continued investment in infrastructure. To accommodate its new client sales and to fuel potential future revenue growth, the Company increased its number of installation and support personnel, added salespeople, continued the development of its UNIX and Windows NT products, and started the development of WebMACS. In addition, the Company opened offices in the United Kingdom and Australia to expand its presence abroad.

     Since January 1998, the Company has experienced a continued increase in new client sales. Management expects upgrade revenue to increase in the second half of 1998, as compared to 1997. Total revenue increased 23.9% during the six months ended June 30, 1998, compared to the same period in 1997, which resulted in increased income from operations in the first half of 1998. The revenue growth in 1998 is attributable to a number of factors, including clients seeking to replace systems that are not Year 2000 compliant, the Company's greater focus on services revenue, increasing sales of WebMACS and increasing demand for MACS in Europe. In late 1998, management expects to make generally available its MiniMACS product, which runs on the Windows NT operating system.

     The Company generates revenue from four principal sources: (i) license fees for its software products; (ii) sales of related computer hardware components;
(iii) software support; and

(iv) services consisting of consulting, training and custom programming. System revenue, which includes software license fees and hardware components, is generated by sales to new and existing clients.

     The Company's revenue and long-term growth are largely dependent on the sale of its systems to new clients. These new system sales have a fairly predictable implementation cycle. System sales to new clients represented 47.7% of total revenue during the six months ended June 30, 1998, and increased 57.5% from the six months ended June 30, 1997. System upgrades represented 23.5% of total revenue for the six months ended June 30, 1998. System upgrades consist primarily of additional software user license fees and central processing unit ("CPU") upgrades for its existing clients. System upgrades typically have short sales cycles and therefore are fairly unpredictable.

     The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition. Under this provision, hardware and software license fees for new systems are recognized as revenue upon the completion of the software installation and when collectibility is probable. Revenue relating to system upgrades is recognized upon installation, provided that all significant obligations have been met. Revenue from hardware and software components sold separately is recognized upon receipt by the client.

     Each new system client executes a contract which identifies the number of licensed MACS users, hardware configuration, and pricing for the software license and support services. The contract also contains pricing provisions for supplemental software user licenses and CPU upgrades. The Company typically receives a deposit equal to 25% of the system selling price upon contract signing and an additional 25% prior to installation of the system. The balance is generally payable in two installments, one of which is payable upon installation of the software and the balance upon operation of the installed system. The differences between amounts received and amounts recognized are recorded as deferred revenue.

     The Company's MACS product contains software utilities developed and owned by third parties. The Company pays sublicense fees to such third parties upon the sale of the Company's product. Prior to July 1997, the Company included revenue from such sublicensing products in software license revenue and the corresponding costs were included in costs of license fees. For all systems installed subsequent to June 1997, these sublicense fees were invoiced separately to clients and included in hardware revenue, with the associated sublicense fee costs reflected in costs of hardware.

     Support services are billed monthly, in advance, and revenue from such services is recognized ratably over the contract term. The Company's software support agreements typically have one-year terms, are automatically renewed annually and may be terminated at the discretion of the client. Historically, more than 95% of all clients utilizing the Company's software have renewed their support agreements.

     Training and consulting services are performed on a time-and-materials basis and revenue is recognized as the services are completed. Contract programming services are generally short-term in nature and performed on a fixed-fee basis. When performed in conjunction with a sale to a new client, contract programming revenue is recognized upon delivery and receipt of a signed client acknowledgment that hardware and software have been installed. Programming services performed for existing clients are recognized upon receipt of final payment.

     In accordance with Statement of Financial Accounting Standards No. 86, software development costs are expensed as incurred until technological feasibility of the software is established, after which any additional costs are capitalized. To date, the Company has expensed all software development costs because development costs incurred subsequent to the establishment of technological feasibility have been minimal.

     In October 1997, the American Institute of Certified Public Accountants issued SOP 97-2, Software Revenue Recognition, which superseded SOP 91-1. The Company adopted SOP 97-2 for software transactions entered into in 1997. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The revenue allocated to hardware and software products generally is recognized upon installation and when collectibility is probable. The revenue allocated to postcontract customer support is consistent with fees charged for renewals and is recognized ratably over the term of the support. Revenue allocated to service elements is recognized as the services are performed. The adoption of SOP 97-2 did not have a material impact on the Company's results of operations.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain statement of operations items to total revenue:

                                                                                       SIX MONTHS
                                                                                         ENDED
                                                          YEAR ENDED DECEMBER 31,       JUNE 30,
                                                          -----------------------    --------------
                                                          1995     1996     1997     1997     1998
                                                          -----    -----    -----    -----    -----
Revenue:
  Computer software.....................................   29.9%    34.4%    28.1%    32.7%    34.0%
  Computer hardware.....................................   51.3     37.4     42.8     44.5     37.2
  Support...............................................   13.4     21.8     22.0     18.4     17.8
  Services..............................................    5.4      6.4      7.1      4.4     11.0
                                                          -----    -----    -----    -----    -----
         Total revenue..................................  100.0    100.0    100.0    100.0    100.0
Cost of sales and services:
  Computer software.....................................    6.6      5.6      8.9      7.5      8.6
  Computer hardware.....................................   39.2     28.9     31.4     34.3     28.2
  Support...............................................   10.0     16.9     17.5     13.1     11.4
  Services..............................................    4.1      4.9      5.9      4.8      7.4
                                                          -----    -----    -----    -----    -----
         Total cost of sales and services...............   59.9     56.3     63.7     59.7     55.6
                                                          -----    -----    -----    -----    -----
Gross profit............................................   40.1     43.7     36.3     40.3     44.4
Operating expenses:
  General and administrative............................   12.8     25.8     24.5     19.0     21.3
  Research and development..............................    8.7     12.1     10.8      8.0      7.8
  Sales and marketing...................................    2.1      5.3      7.9      6.7      7.9
                                                          -----    -----    -----    -----    -----
Income (loss) from operations...........................   16.5      0.5     (6.9)     6.6      7.4
Other income (expense):
  Interest expense:
    Interest on outstanding debt........................   (4.8)    (6.4)    (8.1)    (5.4)    (6.6)
    Amortization of original issue discount.............   (3.9)    (5.3)    (3.5)    (4.4)    (1.3)
  Interest income.......................................    0.5      0.2      0.6      0.4      0.3
                                                          -----    -----    -----    -----    -----
         Total interest expense, net....................   (8.2)   (11.5)   (11.0)    (9.4)    (7.6)
                                                          -----    -----    -----    -----    -----
Net income (loss) before pro forma income tax (expense)
  benefit...............................................    8.3    (11.0)   (17.9)    (2.8)    (0.2)
Pro forma for income tax (expense) benefit..............   (4.6)     2.0      5.1     (1.1)    (1.6)
                                                          -----    -----    -----    -----    -----
Pro forma net income (loss).............................    3.7%    (9.0)%  (12.8)%   (3.9)%   (1.8)%
                                                          =====    =====    =====    =====    =====

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     Computer Software. Sales of computer software licenses accounted for approximately 34.0% of the Company's total revenue for the six months ended June 30, 1998. Computer software license fees consist of license fees for the new installation of the Company's MACS software and related modules and additional user license fees, and CPU upgrades for its existing clients. Computer software license fees are based on the number of users and type and number of CPUs. Computer software license fees increased 29.1% to $4.6 million during the six months ended June 30, 1998, compared to $3.6 million for the same period in 1997. This improvement resulted from an increase in computer software sales to new and existing clients. New client computer software sales increased from $1.9 million for the six months ended June 30, 1997 to $2.8 million for the same period in 1998, and computer software upgrades increased from $1.7 million to $1.8 million for the same time period.

     Computer Hardware. Sales of computer hardware accounted for approximately 37.2% of the Company's total revenue for the six months ended June 30, 1998. Sales of computer hardware consists of sales of computer systems, peripheral components and third-party software. Computer hardware revenue increased 3.5% to $5.1 million for the six months ended June 30, 1998, compared to $4.9 million for the six months ended June 30, 1997. Computer hardware revenue relating to new client sales increased 68.8% to $2.7 million for the six months ended June 30, 1998, compared to $1.6 million for the same period in 1997. This increase resulted from increases in new system sales partially offset by declining computer hardware prices. Computer hardware upgrades decreased by 51.6% to $822,000 for the six months ended June 30, 1998, compared to $1.7 million for the same period in 1997.

     Support. Support revenue accounted for approximately 17.8% of the Company's total revenue during the six months ended June 30, 1998. Support revenue consists of fees for technical support services and product enhancements for the MACS software and integrated third-party software utilities. Support revenue typically represents 20% to 40% of the underlying license fee each year. Support revenue increased 19.7% to $2.4 million during the six months ended June 30, 1998, compared to $2.0 million for the six months ended June 30, 1997. This increase resulted from the addition of new clients in the last half of 1997 and the first six months of 1998, as well as support fee increases related to software user license upgrades.

     Services. Services revenue accounted for approximately 11.0% of the Company's revenue for the six months ended June 30, 1998. Services revenue consists principally of revenue derived from training, consulting, and custom programming. Services revenue increased 211.2% to $1.5 million in the six months ended June 30, 1998, compared to $482,000 in 1997. This improvement was due to increases in new client software modifications, custom interfaces to third-party products and consulting services.

     Total Revenue. Total revenue increased 23.9% to $13.7 million for the six months ended June 30, 1998, compared to $11.0 million in 1997. New client sales increased 58.5% to $6.5 million from $4.1 million for the six months ended June 30, 1997. This increase was primarily due to higher average revenue per installation than during the six months ended June 30, 1997 as the result of a material contract with the United States Mint. Revenue from client system and component upgrades decreased by 27.3% to $3.2 million for the six months ended June 30, 1998, compared to $4.4 million for the same period in 1997, due to lower new client sales in prior years.

     Cost of Computer Software. Cost of computer software, which includes third-party computer software sublicense cost and salaries allocated to the installation and implementation of the computer software, increased 41.3% to $1.2 million during the six months ended June 30, 1998, compared to $829,000 for the six months ended June 30, 1997. This increase resulted from higher personnel costs related to increased installations of new systems and sales to new clients. This personnel cost increase was partially offset by a 98% reduction in computer software sublicense fees which have been billed separately and excluded from cost of license fees since June 1997. Cost of computer software as a percentage of total revenue increased to 8.6% from 7.5% for the six months ended June 30, 1997. Cost of computer software as a percentage of computer software revenue increased to 25.2% from 23.0% for the six months ended June 30, 1997. These increases are directly related to the additional resources added to accommodate the increase in new client license fee revenue.

     Cost of Computer Hardware. Cost of computer hardware, which consists of purchases of computer systems, peripheral components and third-party software, increased 2.2% to $3.9 million for the six months ended June 30, 1998, compared to $3.8 million for the same period in 1997. This increase was related to the 3.5% increase in computer hardware revenue from the six months ended June 30, 1997. Cost of computer hardware as a percentage of total revenue decreased to 28.2% from 34.3% for the six months ended June 30, 1997, due primarily to a shift in sales mix reducing the relative contribution of computer hardware sales. Cost of computer hardware as a percentage of computer hardware revenue decreased to 76.0% for the six months ended June 30, 1998 from 77.0% for the same period in 1997. This decrease primarily resulted from the increase in new client sales, which generally provided higher computer hardware gross margins than those for upgrade sales, and the sale of third-party computer software utilities, which are sold at higher margins than computer hardware system components.

     Cost of Support. Cost of support consists primarily of personnel costs associated with the support of the Company's MACS product and third-party computer software packages and the cost of MACS user documentation distributed to clients. Cost of support increased 8.3% to $1.6 million for the six months ended June 30, 1998, compared to $1.4 million in 1997. This increase was related to the addition of personnel to support new client sales. Cost of support as a percentage of total revenue decreased to 11.4% from 13.1% for the six months ended June 30, 1997. Cost of support as a percentage of support revenue decreased to 64.2% from 71.0% for the same period in 1997. This decrease primarily resulted from increased support fees from new clients without proportionate additions to support personnel.

     Cost of Services. Cost of services, which consists of salaries for professional services employees, and allocated salaries for training and programming personnel, increased 88.4% to $1.0 million during the six months ended June 30, 1998, compared to $534,000 for the six months ended June 30, 1997. This increase was due to the addition of professional services employees and a greater allocation of programming personnel related to the increases in custom programming revenue. Cost of services as a percentage of total revenue increased to 7.4% from 4.8% for the six months ended June 30, 1997. Cost of services as a percentage of services revenue decreased to 67.0% from 110.7% for the six months ended June 30, 1997. This decrease was related to the increased demand for professional services and custom programming, and the resulting increase in the utilization of available resources and the implementation of new pricing.

     Total Cost of Sales and Services. Total cost of sales and services increased by 15.4% to $7.6 million for the six months ended June 30, 1998, compared to $6.6 million during the first six months of 1997. This increase resulted from the increased personnel cost associated with the increases in the cost of computer software and services.

     General and Administrative. General and administrative expenses include the cost of the Company's finance, human resources, information services, and administrative functions. General and administrative expenses increased 39.2% to $2.9 million for the six months ended June 30, 1998, compared to $2.1 million during the first six months of 1997. This increase was due to expenses associated with new offices in the United Kingdom and Australia which were opened during the second half of 1997, increases in administrative personnel related to an expanding workforce and client base, and higher communication, equipment and office expenses associated with more employees. General and administrative expenses as a percentage of total revenue increased to 21.3% for the six months ended June 30, 1998 from 19.0% for the six months ended June 30, 1997, reflecting the Company's increased investment in personnel and infrastructure.

     Research and Development. Research and development expenses include cost associated with the development of new products and enhancements of existing products. Such expenses consist primarily of employee salaries and benefits, consulting expenses (including amounts paid to subcontractors for development work), and the cost of development tools. Research and development expenses increased 20.1% to $1.1 million during the six months ended June 30, 1998, compared to $883,000 for the six months ended June 30, 1997. This increase was primarily due to ongoing development of the WebMACS, UNIX and Windows NT products and existing product enhancements. Research and development expenses as a percentage of total revenue were 7.8% for the six month period ended June 30, 1998 and 8.0% for the same period in 1997. Research and development expenses as a percentage of computer software license fees were 23.9% for the six months ended June 30, 1998 and 24.5% for the same period in 1997.

     Sales and Marketing. Sales and marketing expenses include personnel cost, sales commissions related to the sale and marketing of the Company's products and services, and the cost of advertising, public relations and participation in industry conferences and trade shows. Sales and marketing expenses increased by 45.0% to $1.1 million for the six months ended June 30, 1998, compared to $741,000 for the same period in 1997. This increase resulted from increased sales, modifications to the Company's sales commission plan and expanded marketing and advertising programs. Sales and marketing expenses as a percentage of total revenue increased to 7.9% for the six months ended June 30, 1998 from 6.7% for the six months ended June 30, 1997.

     Income (Loss) From Operations. As a result of the foregoing factors, the Company's income from operations increased by $289,000 to $1.0 million for the six months ended June 30, 1998, as compared to $721,000 for the six months ended June 30, 1997.

     Other Income (Expense), Net. Net interest expense, which includes interest on the Convertible Debentures, amortization of original issue discount ("OID") related to the conversion feature of the Convertible Debentures and interest income on available cash, was consistent between the six month periods ended June 30, 1998 and 1997. See "Liquidity and Capital Resources" and Notes 6(a) and 6(b) of Notes to Consolidated Financial Statements.

     Pro Forma Income Tax (Expense) Benefit. The pro forma effective tax rate for the six months ended June 30, 1998 was a provision of 620.0% compared to a benefit of 40.0% for the six months ended June 30, 1997. Effective pro forma income tax rates differ from the federal statutory rates because of the following: (i) OID is not deductible for federal and state income tax purposes;
(ii) the effect of state income taxes; and (iii) the full valuation of net losses of foreign subsidiaries. Also, pro forma effective rates vary between periods because of the differing effects the OID and net losses of foreign subsidiaries have on pro forma income before income taxes.

     Pro Forma Net Income (Loss). As a result of the above factors, the Company's pro forma net loss for the six months ended June 30, 1998 decreased by $190,000 to $244,000 from $434,000 for the same period in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Computer Software. Computer software fees decreased 17.7% to $5.2 million for the year ended December 31, 1997, compared to $6.4 million for the year ended December 31, 1996. This change was due to a decrease in revenue from system upgrades of $2.3 million from $4.4 million in 1996 to $2.1 million in 1997, and an increase in new client sales of $1.1 million from $2.0 million in 1996 to $3.1 million in 1997. This increase in new client sales during 1997 was due to changes in the Company's sales process and the addition of new sales resources.

     Computer Hardware. Computer hardware revenue increased 15.3% to $8.0 million in 1997, compared to $6.9 million in 1996. Computer hardware revenue relating to new client sales increased 175.0% to $4.4 million for the year ended December 31, 1997, compared to $1.6 million in 1996. Revenue from hardware upgrades decreased by 32.1% to $3.6 million for the year ended December 31, 1997, compared to $5.3 million in 1996.

     Support. Support revenue increased 1.5% to $4.1 million during the year ended December 31, 1997, compared to $4.0 million in 1997. This increase primarily resulted from the addition of new clients.

     Services. Services revenue increased 11.4% to $1.3 million in 1997, compared to $1.2 million in 1996. This increase was primarily due to additional software modifications for new and existing clients and a greater demand for consulting services.

     Total Revenue. Total revenue increased 0.7% to $18.7 million in 1997, compared to $18.5 million in 1996. New client sales increased 108.3% to $7.5 million in 1997 from $3.6 million for the year ended December 31, 1996. Revenue from client system and component upgrades decreased by 41.2% to $5.7 million for the year ended December 31, 1997, compared to $9.7 million for 1996.

     Cost of Computer Software. Cost of computer software increased 61.7% to $1.7 million in 1997, compared to $1.0 million in 1996. This increase resulted from the addition of personnel required to support new client sales volume. Cost of computer software as a percentage of total revenue increased to 8.9% from 5.6% for the year ended December 31, 1996. Cost of computer software as a percentage of computer software revenue increased to 31.8% from 22.2% in 1996. This increase was primarily due to the increase in personnel during 1997 to accommodate future anticipated sales.

     Costs of Computer Hardware. Cost of computer hardware increased 9.1% to $5.8 million during the year ended December 31, 1997, compared to $5.4 million in 1996. This increase was related to the 15.9% increase in computer hardware revenue from 1996. Cost of computer hardware as a percentage of total revenue increased to 31.4% from 28.9% in 1996. Cost of computer hardware as a percentage of computer hardware revenue decreased to 73.3% from 77.4% for the year ended December 31, 1997. This decrease primarily resulted from an increase in new client sales, which generally provide higher computer hardware gross margins than those for upgrade sales, and the sale of third-party computer software utilities, which are sold at higher margins than computer hardware system components.

     Cost of Support. Cost of support increased 4.1% to $3.3 million in 1997, compared to $3.1 million in 1996, due to the addition of personnel to support new clients and the cost of MACS user documentation distributed to clients during 1997. Cost of support as a percentage of total revenue increased to 17.5% from 16.9% in 1996. Cost of support as a percentage of support revenue increased to 79.8% from 77.8% in 1996.

     Cost of Services. Cost of services increased 22.4% to $1.1 million in 1997, compared to $902,000 in 1996. This increase was primarily due to the hiring of additional professional services personnel during 1997 and a greater allocation of programming personnel utilized for custom programming. Cost of services as a percentage of total revenue increased to 5.9% in 1997 from 4.9% in 1996. Cost of services as a percentage of services revenue increased to 83.4% from 75.5% in 1996. The increase was due to utilization of newly trained professional services personnel in 1997.

     Total Cost of Sales and Services. Total cost of sales and services increased by 14.0% to $11.9 million for the year ended December 31, 1997, compared to $10.4 million in 1996. This increase resulted primarily from the increase in new clients during 1997.

     General and Administrative. General and administrative expenses decreased 4.4% to $4.6 million for the year ended December 31, 1997, compared to $4.8 million during 1996. This was related to a decrease in bad debt expense offset by increased expenditures associated with new offices in the United Kingdom and Australia, and various other administrative expenses. General and administrative expenses as a percentage of total revenue decreased to 24.5% in 1997 from 25.8% in 1996.

     Research and Development. Research and development expenses decreased 10.8% to $2.0 million in 1997, compared to $2.3 million in 1996. As a percentage of total revenue, research and development expenses declined to 10.8% in 1997, compared to 12.2% in 1996, due to a shift in development personnel toward revenue generating computer software modifications. As a percentage of computer software license fee revenue, research and development expenses increased to 38.3% in 1997, compared to 35.3% in 1996, as a result of reduced computer software license fee revenue.

     Sales and Marketing. Sales and marketing expenses increased 51.2% to $1.5 million in 1997, compared to $980,000 in 1996, primarily as a result of increases in sales personnel and commissions associated with the increase in new client computer software revenue. Also in 1997, the Company incurred additional expenses associated with establishing a separate marketing department. The marketing function was formerly performed by the sales department. As a percentage of total revenue, sales and marketing expenses increased to 7.9% in 1997, compared to 5.3% in 1996.

     Income (Loss) From Operations. As the result of the above factors, the Company's income (loss) from operations declined by $1.4 million resulting in a $1.3 million loss from operations in 1997, compared to income from operations of $86,000 in 1996. The loss in 1997 resulted from the decline in revenue from system upgrades, as well as expenses associated with opening new offices in the United Kingdom and Australia, and hiring additional support, sales and marketing personnel.

     Other Income (Expense), Net. Net interest expense decreased by 3.2% to $2.0 million in 1997, compared to $2.1 million in 1996. This decrease was due to an increase in interest income related to higher cash balances during 1997. See "Liquidity and Capital Resources" and Notes 6(a) and 6(b) of Notes to Consolidated Financial Statements.

     Pro Forma Income Tax (Expense) Benefit. The pro forma effective tax rate for the year ended December 31, 1997 was a benefit of 28.3% compared to a benefit of 17.7% for the year ended December 31, 1996. Effective pro forma income tax rates differ from the federal statutory rates because of the following: (i) OID is not deductible for federal and state income tax purposes;
(ii) the effect of state income taxes; and (iii) the full valuation of net losses of foreign subsidiaries. Also, pro forma effective rates vary between periods because of the differing effects the OID and net losses of foreign subsidiaries have on pro forma income before income taxes.

     Pro Forma Net Income (Loss). As a result of the above factors, the Company's pro forma net loss for the year ended December 31, 1997 increased by $728,000 to $2.4 million from $1.7 million in 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Computer Software. Computer software license fees decreased 14.3% to $6.4 million in 1996, compared to $7.4 million in 1995. While new client computer software revenue increased by $430,000 during 1996, computer software license fees relating to upgrades decreased by $1.5 million.

     Computer Hardware. Computer hardware revenue decreased 45.9% to $6.9 million in 1996, compared to $12.8 million in 1995. Computer hardware revenue relating to new client sales decreased 23.8% from $2.1 million in 1995 to $1.6 million in 1996. Computer hardware upgrades decreased by 50.5% from $10.7 million in 1995 to $5.3 million in 1996. Computer hardware revenue decreased in 1996 due to fewer client upgrades and reduction in the cost of hardware components.

     Support. Support revenue increased 20.8% to $4.0 million in 1996, compared to $3.3 million in 1995. This increase resulted from the addition of new clients and the commencement of the Company's major account support program, which provides dedicated services at a premium price.

     Services. Services revenue decreased 12.0% to $1.2 million in 1996, compared to $1.4 in 1995. This decrease was primarily due to a reduction in custom software programming during 1996.

     Total Revenue. Total revenue decreased 25.7% to $18.5 million in 1996, compared to $24.9 million in 1995. New client revenue was consistent year to year with $3.6 million in 1996 compared to $3.7 million in 1995. This decrease in 1996 revenue was largely related to lower client system and component upgrade revenue during 1996, which decreased by 41.2% from $16.5 million in 1995 to $9.7 million in 1996. Reduced new client sales revenue in 1995 contributed to a reduction in system upgrades during 1996.

     Cost of Computer Software. Cost of computer software decreased 37.7% to $1.0 million in 1996, compared to $1.7 million in 1995. This decrease was primarily due to lower computer software sublicense fees attributable to lower computer software revenue and lower payroll costs due to a reduced employee head count in the Company's installation department. Cost of computer software as a percentage of total revenue decreased to 5.6% from 6.6% in 1995. Cost of computer software as a percentage of computer software revenue decreased to 16.2% from 22.2% in 1995.

     Cost of Computer Hardware. Cost of computer hardware decreased 45.1% to $5.4 million in 1996, compared to $9.8 million in 1995. This decrease was primarily due to the 45.9% decrease in hardware revenue from 1995. Cost of computer hardware as a percentage of total revenue decreased to 28.9% from 39.2% in 1995. Cost of computer hardware as a percentage of computer hardware revenue increased to 77.4% from 76.3% in 1995.

     Cost of Support. Cost of support increased 26.1% to $3.1 million in 1996, compared to $2.5 million in 1995. This increase was due to an increase in the number of employees required to support new clients added in 1995 and 1996. Cost of support as a percentage of total revenue increased to 17.0% from 10.0% in 1995. Cost of support as a percentage of support revenue increased to 77.8% from 74.5% in 1995. These increases were generated by costs associated with additional support personnel.

     Cost of Services. Cost of services decreased 11.2% to $902,000 in 1996, compared to $1.0 million in 1995. This decrease was related to a reduction in product development personnel engaged in custom programming activities in 1996. Cost of services as a percentage of total revenue increased to 4.9% from 4.1% in 1995. Cost of services as a percentage of services revenue increased to 75.9% from 75.3% in 1995.

     Total Cost of Sales and Services. Total cost of revenue decreased by 30.1% to $10.4 million for the year ended December 31, 1996, compared to $14.9 million in 1995. This decrease was primarily due to a decrease in the cost of computer hardware.

     General and Administrative. General and administrative expenses increased 49.0% to $4.8 million in 1996, compared to $3.2 million in 1995. This increase was primarily due to additional personnel costs associated with an expanding client base and projected growth. Also contributing to the increase were additional computer equipment, facility and maintenance expenses and increased bad debt expenses. General and administrative expenses as a percentage of total revenue increased to 25.8% from 12.9% in 1995, due to higher cost in proportion to growth of revenue.

     Research and Development. Research and development expenses increased 4.1% to $2.3 million in 1996, compared to $2.2 million in 1995. This increase in development costs was principally due to purchased research and development relating to the conversion of MACS to the UNIX and Windows NT operating systems. As a percentage of total revenue, research and development expenses increased to 12.1% in 1996, compared to 8.7% in 1995 due to the decrease in revenue during 1996. As a percentage of computer software revenue, research and development expenses increased to 35.3% in 1996, compared to 29.1% in 1995 due to reduced computer software revenue in 1996.

     Sales and Marketing. Sales and marketing expenses increased by 87.3% to $980,000 in 1996, compared to $523,000 in 1995. This increase primarily resulted from the addition of technical sales support personnel and management to facilitate new sales. In addition, there was a decrease in marketing funds received from Hewlett-Packard (awarded based on a percentage of hardware purchases each month) which are used to defray marketing and advertising expenditures. Due to the substantial decrease in hardware purchases from 1995, marketing funds received in 1996 decreased by $170,000. Sales and marketing expenses as a percentage of total revenue increased to 5.3% from 2.1% in 1995.

     Income (Loss) From Operations. As a result of the foregoing factors, the Company's income (loss) from operations decreased by $4.0 million resulting in $86,000 of income from operations in 1996 as compared to income from operations of $4.1 million in 1995.

     Other Income Expense, Net. Net interest expense increased 4.3% to $2.1 million in 1996, compared to $2.0 million in 1995. This increase was primarily due to lower interest income during 1996 as a result of lower cash balances throughout the year. See "Liquidity and Capital Resources" below and Notes 6(a) and 6(b) of Notes to Consolidated Financial Statements.

     Pro Forma Income Tax (Expense) Benefit. The pro forma effective tax rate for 1996 was a benefit of 17.7% compared to a provision of 55.5% in 1995. Effective pro forma income tax rates differ from the federal statutory rates because of the following: (i) OID is not deductible for federal and state income tax purposes and (ii) the effect of state income taxes.

     Pro Forma Net Income (Loss). As a result of the above factors, the Company's pro forma net income (loss) in 1996 declined by $2.6 million from pro forma net income of $926,000 in 1995 compared to a loss of $1.7 million in 1996.

QUARTERLY INFORMATION

     The following table sets forth certain unaudited financial data for each of the Company's last six calendar quarters and such data expressed as a percentage of the Company's total revenue for the respective quarters. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                          QUARTER ENDED
                                                 ---------------------------------------------------------------
                                                 MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                                   1997       1997       1997       1997       1998       1998
                                                 --------   --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS)
Revenue:
  Computer software............................   $1,128     $2,473     $  978    $   667    $ 2,077    $ 2,572
  Computer hardware............................    1,660      3,245      1,421      1,655      1,717      3,359
  Support......................................    1,061        972      1,031      1,036      1,220      1,214
  Services.....................................      302        180        641        201        517        984
                                                  ------     ------     ------    -------    -------    -------
         Total revenue.........................    4,151      6,870      4,071      3,559      5,531      8,129
Cost of sales and services:
  Computer software............................      343        486        376        462        571        601
  Computer hardware............................    1,293      2,482        990      1,081      1,312      2,546
  Support......................................      727        716        827      1,001        720        842
  Services.....................................      279        255        272        299        427        579
                                                  ------     ------     ------    -------    -------    -------
         Total cost of sales and services......    2,642      3,939      2,465      2,843      3,030      4,568
                                                  ------     ------     ------    -------    -------    -------
Gross profit...................................    1,509      2,931      1,606        716      2,501      3,561
Operating expenses:
  General and administrative...................      821      1,274      1,006      1,465      1,407      1,510
  Research and development.....................      424        459        561        567        485        576
  Sales and marketing..........................      350        391        325        416        521        554
                                                  ------     ------     ------    -------    -------    -------
         Total operating expenses..............    1,595      2,124      1,892      2,448      2,413      2,640
                                                  ------     ------     ------    -------    -------    -------
(Loss) income from operations..................      (86)       807       (286)    (1,732)        88        921
Other income (expense):
Interest expense:
  Interest on outstanding debt.................     (300)      (300)      (450)      (450)      (450)      (450)
  Amortization of original issue discount......     (240)      (240)       (90)       (90)       (90)       (90)
  Interest income..............................       19         30         35         25         16         20
                                                  ------     ------     ------    -------    -------    -------
         Total interest expense, net...........     (521)      (510)      (505)      (515)      (524)      (520)
                                                  ------     ------     ------    -------    -------    -------
Net (loss) income..............................     (607)       297       (791)    (2,247)      (436)       401
Pro forma income tax benefit (expense).........      172        (84)       224        636     (2,696)     2,486
                                                  ------     ------     ------    -------    -------    -------
Pro forma net (loss) income....................   ($ 435)    $  213     ($ 567)   ($1,611)   ($3,132)   $ 2,887
                                                  ======     ======     ======    =======    =======    =======

                                                                           QUARTER ENDED
                                                  ---------------------------------------------------------------
                                                  MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                                    1997       1997       1997       1997       1998       1998
                                                  --------   --------   --------   --------   --------   --------
Revenue:
  Computer software.............................    27.1%      36.1%      24.1%      18.8%      37.5%      31.7%
  Computer hardware.............................    40.0       47.2       34.9       46.5       31.0       41.3
  Support.......................................    25.6       14.1       25.3       29.1       22.1       14.9
  Services......................................     7.3        2.6       15.7        5.6        9.4       12.1
                                                   -----      -----      -----      -----      -----      -----
         Total revenue..........................   100.0      100.0      100.0      100.0      100.0      100.0
Cost of sales and services:
  Computer software.............................     8.3        7.1        9.2       13.0       10.3        7.4
  Computer hardware.............................    31.2       36.1       24.3       30.4       23.7       31.3
  Support.......................................    17.5       10.4       20.3       28.1       13.0       10.4
  Services......................................     6.7        3.7        6.7        8.4        7.7        7.1
                                                   -----      -----      -----      -----      -----      -----
         Total cost of sales and services.......    63.7       57.3       60.5       79.9       54.7       56.2
                                                   -----      -----      -----      -----      -----      -----
Gross profit....................................    36.3       42.7       39.5       20.1       45.3       43.8
Operating expenses:
  General and administrative....................    19.8       18.6       24.7       41.2       25.4       18.6
  Research and development......................    10.2        6.7       13.8       15.9        8.8        7.1
  Sales and marketing...........................     8.4        5.7        8.0       11.7        9.4        6.8
                                                   -----      -----      -----      -----      -----      -----
         Total operating expenses...............    38.4       31.0       46.5       68.8       43.6       32.5
                                                   -----      -----      -----      -----      -----      -----
(Loss) income from operations...................    (2.1)      11.7       (7.0)     (48.7)       1.7       11.3

Interest expense:
  Interest on outstanding debt..................    (7.2)      (4.4)     (11.1)     (12.6)      (8.1)      (5.5)
  Amortization of original issue discount.......    (5.8)      (3.5)      (2.2)      (2.5)      (1.6)      (1.1)
Interest income.................................     0.5        0.4        0.9        0.7        0.3        0.2
                                                   -----      -----      -----      -----      -----      -----
         Total interest expense, net............    12.5        7.5       12.4       14.4        9.4        6.4
                                                   -----      -----      -----      -----      -----      -----
Net (loss) income...............................   (14.6)       4.2      (19.4)     (63.1)      (7.7)       4.9
Pro forma income tax benefit (expense)..........     4.1       (1.2)       5.5       17.9      (48.7)      30.6
                                                   -----      -----      -----      -----      -----      -----
Pro forma net (loss) income.....................   (10.5)%      3.0%     (13.9)%    (45.2)%    (56.4)%     35.5%
                                                   =====      =====      =====      =====      =====      =====

SEASONALITY

     The Company generally has realized lower revenue in the fourth quarter of the year than in the other quarters. The Company believes that this has been due primarily to the tendency of many of the Company's clients to avoid implementing a new system or an upgrade of an existing system during the holiday season, typically the busiest time of year for substantially all of the Company's clients. Due to all of the foregoing factors, the Company believes that period to period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     On December 19, 1994, the Company entered into a Debenture Purchase Agreement (the "Debenture Agreement") with the Lenders in connection with the Convertible Debentures. Principal on the Convertible Debentures is payable in two equal installments of $6.0 million on December 1, 1999 and December 1, 2000, and bore interest at 10% through June 30, 1997 and began accruing interest at 15% thereafter. Interest is payable quarterly in arrears and commenced on March 31, 1995. The Debenture Agreement provides for a default rate of interest of 20% on all principal amounts not paid within 15 days of the date due. At December 31, 1997, the Company was not in compliance with certain debt covenants. The Lenders waived all applicable default remedies pertaining to the interest payments they were entitled to enforce against the Company under the Debenture Agreement and waived compliance by the Company with respect to such covenants through the earlier of (i) the consummation of an initial public offering or
(ii) January 1, 2000. In order to maintain sufficient working capital for the Company's needs, the Company has agreed with the Lenders to defer all interest payments becoming due and payable through the earlier of (i) the consummation of an initial public offering or (ii) January 1, 2000.

     On June 30, 1997, the Convertible Debentures became convertible at the option of a majority in interest of the Lenders into the Convertible Preferred Stock and the Redeemable Preferred Stock. The fair value of the conversion features of the Convertible Debentures has been determined to be $3.5 million based on the difference between the stated interest rates and the estimated market rate of such Debentures upon the date of issuance. This amount is included in additional paid-in capital in the accompanying consolidated balance sheets, with the resulting original issue discount ("OID") on the loan being amortized over the term of the note. Non-cash interest expense related to the amortization of the OID was $960,000, $960,000 and $660,000 in 1995, 1996 and
1997, respectively. See Note 6(b) of Notes to Consolidated Financial Statements.

     During the past three fiscal years and the six month period ended June 30, 1998, the Company has financed its operations and growth with funds generated by operations. At June 30, 1998, the Company's primary sources of liquidity consisted of cash, cash equivalents and short-term investments totaling $1.9 million.

     The Company's operating activities have provided cash for the six months ended June 30, 1998 and years ended December 31, 1997, 1996 and 1995 of $2.0 million, $540,000, $87,000, and $3.2 million, respectively. For the six months ended June 30, 1998, the Company's operating cash was provided by net income (excluding the non-cash expense relating to the amortization of OID), continued deferral of interest payments due under the Convertible Debentures, client deposits received in advance of recognized revenue, and increased accounts payable and accrued expenses partially offset by increases to accounts receivable and inventory. In 1997 and 1996, the Company's primary source of operating cash was provided by the deferral of interest payments due under the Convertible Debentures. In 1995, cash from operating activities was generated primarily by the Company's net income.

     Cash used in investing activities was approximately $345,000, $234,000, $251,000 and $360,000 for the six months ended June 30, 1998 and in years ended December 31, 1997, 1996 and 1995, respectively. This cash was used for capital expenditures in the ordinary course of business. The Company's capital expenditures relate primarily to purchases of computers, printers and software to support the Company's operations, as well as furniture, fixtures and leasehold improvements. The Company expects its rate of purchases of property and equipment will increase as its employee base grows.

     No cash was provided or used by financing activities for the six months ended June 30, 1998. Cash used in financing activities totaled $200,000 in 1997, which consisted of repayment of advances from officers made during 1996. During 1996, financing activities provided $225,000 through advances from officers and repayment of employee loans. Cash used in financing activities totaled approximately $15.1 million during 1995, primarily due to distributions to stockholders totaling approximately $15.3 million.

     As of June 30, 1998, the Company had working capital of approximately $873,000 as compared to working capital of approximately $16,000 and $1.2 million at December 31, 1997 and 1996, respectively. The change in working capital from December 31, 1997 to June 30, 1998, resulted primarily from an increase in current assets of $3.8 million due to cash generated from operations and increases in accounts receivable and inventory, offset by an increase in current liabilities of $2.9 million due to increases in accounts payable, accrued expenses and deferred revenue. The $1.2 million decrease in working capital during the year ended December 31, 1997 from December 31, 1996 primarily resulted from a decrease in current assets of $560,000 due to lower accounts receivable and an increase in current liabilities of $660,000 resulting from increases in accounts payable, accrued expenses and deferred revenue.

     The Company has been developing its software and new products which has resulted in minimal working capital at December 31, 1997. The Company plans to increase revenue and profitability by marketing software applications and increasing sales in the United States, United Kingdom and Australia. During the six months ended June 30, 1998, the Company increased software revenue due to certain major contracts that were entered into in 1998. In addition, the Company received a waiver to defer the payment of interest on the Convertible Debentures through the earlier of (i) the consummation of an initial public offering or
(ii) January 1, 2000. Based on the new contracts, the interest waiver received and the Company's anticipated operating results, management believes there will be sufficient funding to meet its required operating expenditures.

     A portion of the estimated net proceeds of this Offering will be used to provide the Company with working capital to support potential growth. The Company believes that estimated net proceeds of this Offering remaining after repayment of indebtedness and the Distribution, together with its current cash balances and cash flow from operations, will be sufficient to meet its working capital and capital expenditure requirements for at least the next eighteen months.

     The Company may, in the future, acquire businesses or products complementary to the Company's business, or otherwise obtain the right to use complementary technologies, although there can be no assurance that any such acquisitions will be made. The need for cash to finance additional working capital or to make acquisitions may cause the Company to seek additional equity or debt financing. There can be no assurance that such financing will be available, or that the Company's need for higher levels of working capital will not have a material adverse effect on the Company's business, financial condition or results of operations.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the Year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000, computer systems and/or software used by many companies may need to be upgraded to comply with such Year 2000 requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The Company's MACS system is fully Year 2000 compliant. The original design of MACS featured a four position century field which provided century independence. The only exception to this feature was the GTS programs developed by a third-party and incorporated into MACS to provide general ledger and accounts payable functions. GTS provided Year 2000 compliant code to the Company in August 1998. The Company is now in the process of testing and distributing the GTS Year 2000 compliant programs to its clients. The company has also reviewed its internal support systems and, to the extent possible, its vendors' systems to confirm Year 2000 compliance. Any failure of the Company or its suppliers or clients to be Year 2000 compliant could result in a material adverse effect on the Company's business, financial condition and results of operations.

ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items to be recognized under accounting standards as components of comprehensive income to be reported in a separate financial statement. The Company does not believe that the adoption of SFAS No. 130 will have a significant impact on the Company's financial reporting.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS

No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. The Company does not believe that the adoption of SFAS No. 131 will have a significant impact on the Company's financial reporting.

     In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities." Pursuant to the provisions of SOP 98-5, all costs associated with start-up activities, including organizational costs, should be expensed as incurred. Companies that previously capitalized such costs are required to write-off the unamortized portion of such costs as a cumulative effect of a change of accounting principle. The Company has an immaterial amount of these costs and the adoption of SOP 98-5 will not have a significant impact on the Company's financial statements.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company does not believe that the adoption of SFAS No. 133 will have a significant impact on the Company's financial reporting.

FORWARD LOOKING INFORMATION

     This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that actual events or results may differ materially from such forward-looking statements. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under "Risk Factors", which could cause actual results to differ materially from those indicated by such forward-looking statements.

                                    BUSINESS

GENERAL

     The Company is a leading provider of mission-critical, enterprise-wide software solutions, and related hardware and services, to the non-store marketing industry. The Company's clients in the non-store marketing industry are traditional direct marketing companies and Internet-only retailers, as well as wholesalers, fulfillment houses and retailers with significant non-store sales channels. The Company's MACS family of software products is designed to automate non-store commerce activities, including advertising analysis, sales, telemarketing, ordering, merchandising, procurement, electronic and Internet commerce, warehousing, shipping, accounting and systems operation. The MACS products also provide managers and sales personnel with real-time operations, inventory and customer data to improve both management decision making and customer service.

     Since its inception in 1988, management of the Company has concentrated on providing software-based systems and services to leading non-store marketing companies and to retailers, wholesalers and fulfillment houses with significant non-store sales channels. By focusing on this market, management believes that the Company has been able to develop a significant industry expertise that has been incorporated in the functionality of the Company's products and services. The Company's MACS II and MACS III products offer over 3,000 functional options, process up to 200,000 transactions per day and are used primarily by companies with high-volume non-store commerce operations. WebMACS, the Company's new Internet commerce solution, is a highly scalable system that enables real-time interactive customer ordering, and automates processing and back-office operations for companies selling products or services over the Internet. WebMACS incorporates both the functionality and scalability of MACS II and MACS III. The Company's solutions are used by more than 185 clients located primarily in North America, Europe and Australia.

INDUSTRY BACKGROUND

     Historically, the non-store marketing industry in the United States principally consisted of companies engaged in marketing and selling their products and services through traditional direct marketing channels, such as catalogs, direct mailings, print ads, telemarketing, television or radio. Typically, the selling process involved marketers contacting and soliciting potential customers through these traditional direct marketing channels. Those customers ordered their products by mail, paid by check and received purchased products by carrier thereafter. This process normally took four to six weeks due to lengthy processing times and slow delivery via postal service. As the non-store marketing industry matured, the sales process evolved to include toll-free telephone numbers for ordering and customer service, faster delivery methods and customers' increasing preference to pay by credit card. Until the mid 1980s, the non-store marketing industry remained dominated by companies selling exclusively through traditional direct marketing channels.

     In the last decade, many companies selling exclusively through traditional direct marketing channels achieved significant success due to their ability to address growing customer demand for greater convenience and more personalized service. As a result, many retailers which had previously sold only through retail outlets entered the non-store marketing industry. Examples of such retailers include Macy's, Bloomingdale's, Nordstrom and Saks Fifth Avenue, which currently market and sell their products through retail outlets as well as catalogs, direct mailings and other non-store marketing channels. The advantages of non-store marketing for retailers include an increased ability to target existing clients, better customer service and decreased costs of operations.

     With the emergence and acceptance of the Internet as a business-to-business and business-to-consumer sales channel and the rapid growth in interactive Internet commerce, the non-store marketing industry has expanded to include a much broader range of companies. In addition to the traditional non-store marketers, direct sales over the Internet has become a new, important sales channel for a wide range of retailers and manufacturers who traditionally relied predominantly on in-store sales, large in-house direct sales organizations, independent distributors, or person-to-person solicitation. Also, the emergence of Internet-only marketers has further expanded the non-store marketing industry. Examples of these retailers, manufacturers and Internet-only marketers include Amazon.com, Compaq, Cyberian Outpost, Dell and Egghead.com. The growth in interactive Internet commerce coupled with increasing competition among store-based and non-store-based retailers and marketers have significantly increased the use of non-store, direct marketing strategies and expanded the range of marketers and retailers deploying such strategies.

  The Non-Store Marketing Industry Today

     The non-store marketing industry encompasses those companies selling products directly to customers through direct channels other than in-store sales, such as catalogs, direct mail, TV infomercials, radio, print ads, outbound telemarketing, the Internet and other non-store based channels. According to a recent study sponsored by the DMA, these marketing channels accounted for approximately $1.2 trillion in annual sales in the United States in 1997.

     According to the DMA, the fastest growing segment within the non-store marketing industry is interactive marketing over the Internet. Companies using this marketing channel distribute advertising over the Internet via Web-sites or paid advertisements on targeted third-party sites or browsers and frequently offer customers the convenience of purchasing merchandise directly through Internet commerce applications. Since 1994, the interactive marketing segment has experienced compound annual revenue growth of almost 250%, from approximately $44 million in 1994 to approximately $1.9 billion in 1997. The DMA forecasts that interactive sales over the Internet will increase by 74.7% per year to reach approximately $31.3 billion by 2002. Expenditures for interactive marketing are expected to increase 66.1% annually to reach $3.5 billion in 2002.

  The Non-Store Marketing Software Market

     As a result of the growth in Internet commerce and the increased use of non-store marketing channels, many marketers need to enhance their information technology solutions to accommodate these new sales channels. The Company believes that such companies seek information technology solutions that can help them effectively manage their order flow from web pages and other non-store channels while simultaneously centralizing and automating their back-office operations and managing all aspects of their non-store marketing operations. These solutions must be able to integrate seamlessly with the other systems or applications that these companies currently use, and must enable real-time information flow to help managers target potential customers, analyze sales and product strategies, enhance and access customer service records and synchronize key data. Non-store marketing companies, Internet-only retailers and companies complementing their existing sales strategies with non-store marketing channels require systems that are flexible and that support innovative new marketing initiatives and methods of operation which may be implemented in the future. Since certain non-store marketing segments, particularly the Internet commerce segment, are growing rapidly, non-store marketing systems must also be highly scalable and efficient.

     Current technology alternatives for the non-store marketing and sales function are typically comprised of general purpose or retail-oriented enterprise resource planning ("ERP") software and electronic commerce add-on applications without real-time access to enterprise databases. This technology solution is prevalent among companies that traditionally sell through wholesalers, distributors, in-house sales forces or retail outlets. Another common technology alternative consists of point solutions targeted to the non-store marketing industry, but with limited breadth and depth of functionality. These point solutions tend to be difficult to use and do not help managers access and leverage the enterprise knowledge residing in company databases. In-house technology solutions are also common in the non-store marketing industry, especially among larger companies. These in-house solutions are typically expensive to develop, modify and maintain and require a sophisticated in-house software development staff. Also, technology development is typically not the core strength of non-store marketing companies, and in-house software often lacks the vision and perspective to keep up with technological change. As a result, management of the Company believes that a significant opportunity exists for third-party technology providers to offer enterprise-wide, best-of-breed software solutions designed specifically for the non-store marketing and sales function.

THE SMITH-GARDNER SOLUTION

     The Company's principal software-based solution is the MACS family of products ("MACS"). MACS is an enterprise-wide, mission-critical software solution developed specifically for the non-store marketing industry. MACS helps managers of non-store commerce companies operate their businesses more effectively and efficiently by automating operations and making available real-time information relating to nearly every facet of these companies' operations. MACS incorporates analytical tools, best-of-breed methodologies, in-depth functionality and enterprise-wide information flow. The Company also provides extensive customer support services, custom development and integration services, consulting, installation and training.

     The Company's WebMACS product, a real-time interactive Internet commerce solution first installed in November 1997, positions the Company to benefit from the strong growth in the Internet commerce segment of the non-store marketing industry. WebMACS provides all the back-office features needed to manage sales transactions over the Internet including real-time customer access to back office data such as inventory availability, order status and customer service functions. WebMACS enables Internet marketers to effectively manage order flow from Web pages and other non-store channels while simultaneously integrating marketing, sales and back-office operations.

     With the introduction of EuroMACS, the Company offers a solution targeted at non-store marketing companies based abroad. EuroMACS is specifically designed to address issues that are unique to these companies, such as value-added tax requirements, multiple currencies, international document formats, local banking and shipping carrier interfaces, and different mailing and address formats.

     The Company's solutions are designed to provide its clients with the following benefits:

     Fully Integrated and Highly Functional Solutions. MACS supports all of the major areas of the non-store marketing and sales functions including advertising analysis, merchandising, sales, purchasing, accounting, telemarketing, ordering, electronic and Internet commerce, warehousing, shipping, production and systems operation. MACS enables real-time information flow that supports marketing and database analytics and sophisticated management reports. MACS also eliminates potential errors arising from the maintenance of multiple unsynchronized databases. In addition to approximately 3,000 standard features, the Company's software solutions offer approximately 1,500 customization options and enable its users to tailor this solution to their changing business needs and processes without disrupting the underlying data model and interrupting the business.

     Versatility and Open Technology Environment. The MACS solutions use open technology and readily integrate with many third-party systems and software applications. While MACS runs on the HP3000, the solution is ODBC compliant, which enables the exchange of data with other common computing platforms used by manufacturers and retailers, such as IBM's AS400 and various other systems. MACS has been successfully integrated with software solutions provided by third-party vendors such as Island Pacific, Manhattan Associates, PeopleSoft and Great Plains.

     High Volume Internet Commerce Capability. WebMACS provides an Internet commerce solution which incorporates the scalability and functionality of MACS II and MACS III and can accommodate the Internet commerce requirements of very large retailers. WebMACS enables traditional retailers, manufacturers, Internet-only marketers and other non-store marketing companies to add a high volume Internet commerce channel to their marketing and sales activities without changing their core ERP systems.

     Processing Scalability and Reduced Operating Costs. MACS enables companies to process up to 200,000 non-store orders per day, minimize overhead costs, enhance decision support and data analytics, improve the efficiency and quality of customer services and streamline overall operations. MACS can also reduce the operating costs that would otherwise be associated with the ongoing maintenance and updating of legacy, batch and mainframe systems.

STRATEGY

     The Company's objective is to become the world's leading provider of software solutions for the non-store marketing industry. The Company's strategy to achieve this objective includes the following:

     Capitalize on Internet Commerce Growth. The Company intends to expand its marketing and sales of WebMACS to existing customers, new Internet retailers and other Internet commerce participants. WebMACS, which was first installed in November 1997, offers a sophisticated, highly scalable technology solution for Internet commerce activities. Internet commerce is the fastest growing segment in the non-store marketing industry and experienced a compound annual revenue growth of nearly 250% from 1994 to 1997. To date, the Company has sold WebMACS to more than 35 clients including companies such as Cyberian Outpost and Egghead.com.

     Extend Product Offerings Across New Platforms. The Company is focusing its product development resources on porting MACS functionality on to additional platforms including Windows NT and UNIX. In addition, the Company has developed interfaces with software solutions provided by other companies such as PeopleSoft, Inc., Great Plains, Manhattan Associates, Inc. and Island Pacific, and intends to continue to develop interfaces to additional third-party software solutions. With the introduction of MACS for NT, MACS for UNIX and MiniMACS, the Company believes that it can leverage its position as an industry leader and grow its business across a broader base of technology platforms.

     Develop Global Markets. The Company seeks to further develop its international presence and sales. The Company opened offices in the United Kingdom and Australia in mid-1997 and has since added approximately 25 employees to its international operations. The Company plans to add additional offices in Western Europe in the future. In January 1998, the Company first installed EuroMACS, a MACS product specifically designed for non-store marketing companies located abroad. The Company intends to leverage its strong domestic presence to increase its sales in international markets, particularly in Europe and Australia.

     Increase Sales to Existing Clients. Historically, the Company has focused primarily on sales to new clients and has not actively marketed its optional product modules to existing clients. The Company is creating a product management team responsible for marketing and selling to its existing clients new MACS modules such as Point of Sale and Assembly. This team will also market professional services to existing clients to meet the changing needs of such clients.

     Expand Direct Sales Force. The Company intends to increase the size of its current sales force in order to expand its marketing of existing products and modules. In addition, the Company has created separate sales teams and intends to hire additional sales personnel to market and sell new products, such as MiniMACS and WebMACS. The Company also intends to add offices in Western Europe and to hire additional sales personnel to service international markets.

     Expand Service Offerings. The Company's consulting and service offerings are critical components of its client-driven solution. The Company will continue to expand its comprehensive consulting and client support services to facilitate the timely installation, implementation and effective utilization of its products. For example, the Company plans to offer regional training seminars to its clients throughout the United States. The Company also is developing a users-only Web site to provide its clients with the Company's internal knowledge databases to resolve client issues.

     Pursue Strategic Opportunities. The Company believes that the market for software which automates non-store marketing operations is highly fragmented and rapidly evolving, with many new product introductions and many large and small industry participants. These factors create both the need and the opportunity to effect strategic transactions, including acquisitions, alliances or other partnerships, in order to increase the breadth of the Company's product offerings, establish new sales and marketing channels and exploit evolving market opportunities. While the Company presently has no commitments to effect any such transactions, it intends to pursue such opportunities in order to enhance further its competitive position as the marketplace evolves.

PRODUCTS

     The MACS family of products offers an integrated, flexible, modular solution for front and back-office operations, decision support analytics, Internet commerce marketing and transaction processing functionality. MACS I, the first version of MACS, was installed in 1990. The Company released MACS II in June 1994, and completed the last version upgrade in July 1997. Compared to MACS I, MACS II offered several new features and functions as well as an expansion of its internal database. In June 1998, the Company released MACS III, which incorporates approximately 300 new enhancements, and introduced several new products and optional modules. Other products included in the MACS family are WebMACS and EuroMACS, which were introduced by the Company in November 1997 and January 1998, respectively.

     The following chart summarizes the current MACS products and typical users:

PRODUCT               DESCRIPTION OF FUNCTIONS                           TYPICAL USERS
-------               ------------------------                           -------------
MACS II/   Capable of automating and integrating all        Non-store marketing companies and
MACS III   major areas of non-store marketing companies     traditional retailers selling through
           that sell through catalogs, direct mail,         non- store marketing channels, with
           telemarketing, print ads, telephone, mail,       daily transaction volumes of up to
           television, radio and other non-store            200,000.
           channels; includes over 3,000 functions
           encompassing advertising, sales,
           merchandising, purchasing, accounting,
           telemarketing, ordering, electronic commerce,
           warehousing, shipping, production and systems
           operation; displays real-time management
           information by maintaining mini data marts for
           each functional area.

WEBMACS    Web-based order fulfillment system that          Non-store marketing companies,
           incorporates all features and functions of       retailers, wholesalers and
           MACS II/MACS III; offers web customers           manufacturers selling through the
           real-time, secure information including          Internet, with daily transaction
           inventory availability, order status and         volumes of up to 200,000.
           customer service functions; helps Internet
           marketers integrate their marketing, sales and
           back office operations and manage nearly all
           aspects of non-store marketing operations.

EUROMACS   MACS modified to accommodate the needs of        International-based non-store marketing
           clients located abroad in areas relating to      companies and traditional retailers
           value-added tax requirements, international      selling through non-store marketing
           mailing address formats, and interfacing with    channels, with daily transaction
           international shipping carriers and banking      volumes of up to 200,000.
           institutions.

     The prices of MACS II, MACS III, WebMACS and EuroMACS range from $30,000 to $2.7 million, depending on the number of users and CPUs required.

     In addition to the current MACS products, there are a number of optional modules available to MACS users. The following chart summarizes the functions and benefits of the more widely used MACS modules:

   MODULE                DESCRIPTION OF FUNCTIONS                            BENEFITS
   ------                ------------------------                            --------
VISUALMACS      Uses Windows-based, drag-and-drop,            Ease and efficiency of use.
                point-and-click technology with
                multi-tasking capabilities in a
                client/server environment.

POINT OF SALE   Interfaces with catalog customer database     Enables companies to run a store and a
                and facilitates the display of separate       non-store marketing company via one
                store inventories; provides cash register     centralized database.
                processing and optional drop shipping of
                unavailable items.

ASSEMBLY        Facilitates the procurement of raw            Enables non-store marketing companies
                materials and creates bills of materials to   to run light manufacturing operations.
                track assembly process; tracks costs of
                assembly (including labor and machine time)
                and forecasts demand for raw materials.

CONTINUITY      Enables negative option-type promotions and   Streamlines operations of non-store
                facilitates monthly club programs, customer   marketing companies that sell books,
                maintenance procedures and other incentive    records, videos and other continuing-
                programs.                                     demand products.

INSTALLMENT     Facilitates installment payments, returns     Enables billing of customers' credit
BILLING         and cancellations.                            cards in multiple installments.

OUTBOUND        Uses existing selection criteria and MACS     Enables companies to become more
TELEMARKETING   database to create campaigns; automates       proactive in selling to existing
                customer service and solicitation             customers and prospects.
                functions.

     Pricing for the MACS modules is based on individual user requirements and needs.

     MACS operates in a HP Series 3000, MPE/iX environment. The HP3000 is a scalable, fully upward compatible computer system in which all hardware upgrades are performed at the CPU site. The main programming language used for MACS is COBOL, although some functionality is written in C++ and Visual Basic. The data structure used is the fully SQL-compatible Turbo Image DBMS.

     All HP3000 systems provide high online transaction processing performance and functionality and support major networking protocols such as OSI, TCP/IP, SNA, and OSF/DCE. The Company has developed its own TCP/IP Application Program Interface ("API"), which serves as the foundation to communicate directly between MACS and the Internet. This socket-based API also has the ability to communicate with other Windows-based applications. WebMACS requires a Microsoft Internet information server and communicates with the HP3000 through the Company's own API. The API enables MACS to communicate with other platforms through an exchange of data from the HP3000 to other databases such as Oracle and Microsoft Access.

  Products Under Development

     The Company is currently developing a number of new products in response to demands presented by companies in the non-store marketing industry including:

   PRODUCT               DESCRIPTION OF FUNCTIONS                         TYPICAL USERS
   -------               ------------------------                         -------------
MACS FOR UNIX   Full-featured version of MACS III that       Non-store marketing companies and
                runs on a UNIX platform.                     traditional retailers selling through
                                                             non-store marketing channels and using
                                                             a UNIX platform.

MACS FOR NT     Full-featured version of MACS III that       Non-store marketing companies and
                runs on a Windows NT platform.               traditional retailers selling through
                                                             non-store marketing channels and using
                                                             a Windows NT platform.

MINIMACS        Provides only basic functions of MACS and    Small non-store marketing companies
                runs on a Windows NT platform.               processing up to approximately 1,000
                                                             orders per day.

     The Company expects to introduce these products during the next twelve to eighteen months.

CLIENTS

     The Company's clients include traditional direct marketing companies, retailers and manufacturers with significant non-store marketing operations, fulfillment houses and Internet-only retailers. The Company generally targets leading non-store marketing companies in their respective industry segments. The Company has sold MACS to more than 185 clients. The following is a representative list of the Company's clients as of June 30, 1998 generally categorized by industry segment:


APPAREL/SHOES                                          GENERAL MERCHANDISE/GIFTS
Coldwater Creek, Inc.                                  Brookstone, Inc.
Delias                                                 Hammacher Schlemmer
Huntington Clothiers, Inc.                             Lego Direct Marketing, Inc.
Nine West Group                                        Levenger Tools
Nordstrom, Inc.                                        Miles Kimball Company

COMPUTER SOFTWARE/HARDWARE                             TV HOME SHOPPING
Broderbund Software                                    Arcadia
Creative Computers                                     The Shopping Channel
Cyberian Outpost, Inc.                                 Littlewoods
Egghead.com, Inc.                                      QVC Network, Inc.
Micro Warehouse
Multiple Zones International Inc.                      OTHERS
                                                       KAO Infosystems Co.
EDUCATIONAL SUPPLIES/BOOKS                             Genesis Direct, Inc.
Marboro Books Corp. (Barnes & Noble)                   Maritz, Inc.
Rodale Press, Inc.                                     United Methodist Publishing House
Time Life, Inc.                                        United States Mint

FOOD AND BEVERAGE
Cushman Fruit Company
Ethel M. Chocolates
Hickory Farms, Inc.
Wine Enthusiast

     None of the Company's clients accounted for more than 10% of the Company's revenue in 1997. In 1997, the Company's three largest clients, Genesis Direct, Inc., Delias and KAO Infosystems Co., in the aggregate accounted for 17.3% of the Company's revenue. In 1996, the Company's three largest clients, QVC Network, Inc., Micro Warehouse and Coldwater Creek, accounted for 21.2% of the revenue of the Company, with QVC Network, Inc. accounting for 10.7% of such revenue. For the six months ended June 30, 1998, the United States Mint was responsible for approximately 18.7% of the Company's revenue.

CLIENT SERVICES

  Client Support

     The Company believes that a high level of service and support is critical to its success and an important competitive advantage. The Company's installation teams consist of a project manager, a technical lead, two support analysts and as many installers or trainers as are required for a given installation. The installation teams configure the system for new clients, which involves installing the hardware and software, setting all the proper control switches, training the client's executives and managers, and resolving all installation issues for up to three to six months after the client begins processing orders through the system. Thereafter, the Company transitions the client to its standard support services provided by the Company. The Company's installation teams completed 34 installations of MACS products in 1997, and the Company expects to complete approximately 50 installations in 1998.

     The Company's client support function is responsible for servicing its clients after the initial implementation project is complete. The Company has client support operations in the United States and the United Kingdom and currently supports approximately 150 clients in over 15 countries. These operations enable the Company to respond more quickly and effectively to the needs of its multinational and international clients. Approximately 95% of current MACS users participate in the Company's support services program.

     The Company believes that a close and active service and support relationship is important to client satisfaction and also provides the Company with information regarding evolving client requirements. For example, the Company assigns to each of its clients a client coordinator whose primary responsibility is to act as a liaison between the client and the Company. In addition, the Company provides telephone support from 8:00 a.m. to 9:00 p.m.
(EST) weekdays and 24 hours-a-day for emergencies and uses electronic bulletin boards and other forms of electronic distribution to provide clients with the latest information regarding the Company's products.

     In general, the Company provides two kinds of support: standard and major account. The Company's standard support services provide complete, full time technical support. When a client calls the Company with a question or issue, it is initially reviewed and analyzed by the client coordinator and then sent on to the appropriate specialty team for resolution. More complex issues can then be referred to one of the Company's technical support teams and, if necessary, to the Company's programming unit. The Company provides its clients with telephone support to give timely responses to systems issues. The Company continually communicates with its clients through newsletters and seminars, and client coordinators provide weekly reports to each client detailing the status of the account. Event schedules, product enhancement requests and electronic mail are available to clients on the Company's Internet web site as well.

     The Company also offers major account support services, which provide premier technical service for its larger clients through the assignment of a dedicated account manager and team of support personnel. For these clients, the Company maintains a copy of their production software environment on the Company's client support system to enable the account manager to expedite the resolution of all client issues. The Company believes that such services build a strong strategic relationship which enhances the future business prospects of the Company.

     Support contracts are typically service agreements pursuant to which clients pay a monthly fee based on a percentage of the total software license fee. Installation and training are included in the initial license fee. Depending on the services delivered, support services typically are priced from 20% to 40% of the total license fee per year and include, without charge, any new version releases of software. Major account services are typically priced based on the level of support services provided.

     As of June 30, 1998, the Company employed 95 client support services personnel, consisting of 25 implementation, 51 standard support and 19 major account support personnel.

  Consulting and Customization

     The Company's consultants conduct site examinations and assist clients in developing and implementing advanced MACS strategies. With significant experience in the non-store marketing industry, the Company's consultants provide practical and proven direction in developing strategies which apply best-practice MACS methodologies that meet the client's requirements. Depending on the client's needs, the Company offers:

     - Requirements analysis and MACS software evaluation services;

     - Advanced MACS methodology consulting;

     - Benchmarking and other advanced strategy workshops involving clients and industry experts;

     - Integration services and technical consulting in areas such as data conversion, system interfaces and database/network tuning;

     - Project management services intended to lead the client through the implementation activities required to achieve successfully the client's business objectives; and

     - Custom programming for system enhancements and system interfacing.

     Consulting and customization services are delivered directly by the Company but are also delivered in conjunction with third-party service providers such as systems integrators and specialist consulting firms. Consulting and customization services are typically delivered on a fixed price and not-to-exceed basis or occasionally on a time and materials basis.

  Training and Education

     The Company offers a variety of standard and customized training and education services, both at client sites and at the Company's headquarters in Delray Beach, Florida. Upon the installation of MACS, the Company provides a two week training course for each client's staff. The training curriculum is delivered by specialists who utilize proven education techniques and advanced technology. The Company also offers 48 courses per year for training in the application of its MACS products through the MACS Academy. The Company also offers a "train the trainer" program in which the Company trains client employees designated as trainers within their organization. These trainers are educated in both training techniques and the optimal use of the Company's products. The Company believes its train-the-trainer methodology is a crucial element in the success of its implementations, which often span multiple departments, plants and countries. Continuing education and training is delivered through standard courses with package prices or can be contracted for on a time and materials basis.

SALES AND MARKETING

     The Company markets and sells its products and services to new prospects and existing clients primarily through its direct sales force. These personnel are trained in the Company's products and service offerings and in the operations of the Company's clients. The Company's personnel use a "consultative" selling approach, because the sales process requires an understanding of the non-store marketing industry as well as comprehensive computer and systems expertise.

     The Company's sales force is supported by marketing personnel who generate and qualify leads through advertising and marketing campaigns, produce product literature, periodic newsletters and direct mail campaigns, arrange attendance at trade shows and conventions, and sponsor seminars. The marketing department also supports the sales force with appropriate documentation or presentation and demonstration materials for use during the sales process. The Company also supports its direct sales and marketing force with a group of systems engineering professionals, many of whom also possess vertical market and practical MACS expertise.

     As of June 30, 1998, the Company employed 20 sales and marketing personnel (17 domestically and 3 internationally), consisting of 9 sales representatives and 11 marketing and other support personnel.

     The Company's method of marketing and selling to a new prospect consists of identifying the prospect, qualifying the prospect and, if the prospect is qualified, preparing and presenting a sales proposal. The prospecting process includes placing advertisements in trade publications, acquiring mailing lists, telemarketing, direct mailing, conducting seminars and participating in trade shows to generate leads for the direct sales force. Once a prospect is qualified, the appropriate direct sales personnel visit the prospect to understand the prospect's specific requirements. This process usually results in the preparation of a written proposal describing the hardware, software and services that meet the prospect's requirements. While the Company's sales personnel generally make the initial sales contact, large and complex installations generally involve the use of the Company's professional services group. This group works closely with the sales team to identify the optimal configuration of MACS required for such prospects. This sales cycle typically ranges from three to six months.

     The Company has executed a hardware resale agreement with Client Systems, Inc., a distributor of HP products. The Company also has a strategic relationship with Hewlett-Packard consisting of cooperative marketing and sales activities in the non-store market industry. Currently, the Company is one of the leading resellers of the HP3000 products.

     The MACS user community and the Company have organized an international MACS users' group whose advisory committee plays an important role in helping the Company develop and refine its MACS products and services strategies. In addition, the Company hosts an annual MACS world conference which includes presentations by the Company and clients concerning the features and capabilities of the Company's products. The Company also participates in trade conferences worldwide to promote global sales and use of the MACS products. All of these conferences include workshops, round table discussions and special sessions devoted to products, technologies and MACS methodologies. More than 250 attendees participated in the Company's 1998 MACS World Conference held in Deerfield Beach, Florida.

RESEARCH AND DEVELOPMENT

     The Company's research and development function is performed by the business analysis, programming, quality control and advanced technologies teams. The business analysis group performs the functional and technical requirements for the enhancements that are requested either from the Company's clients or internal product management group. The programming group is responsible for the MACS software maintenance and enhancement process. The Company uses a version and patch approach to software release control and uniformly maintains a current version of each of its products, which is not subject to enhancements, and a development version, which is regularly enhanced. The Company releases quarterly patch updates of its current versions upon code corrections and believes that this process maximizes the stability of its products, which is critical to the day-to-day operations of a non-store marketing company. The quality control group tests the software each time it passes through the business and programming groups and performs regression testing prior to the release of any patch updates or new releases. The advanced technologies group is responsible for the identification and initial development of new technology opportunities.

     The Company follows a structured development methodology to ensure the timely and cost-effective production of high-quality software. The Company has a formal process through which clients may have input as to modifications of the Company's products and believes that this input helps it deliver a leading industry solution to its current and prospective clients.

     As of June 30, 1998, the research and development staff consisted of 64 employees. From time to time, the Company has also engaged outside consultants in its product development efforts. Total expenses for research and development in the fiscal years ended December 31, 1995, 1996 and 1997 were approximately $2.2 million, $2.3 million and $2.0 million, respectively. No software development costs were capitalized in fiscal 1995, 1996 or 1997. The Company anticipates that it will continue to commit substantial resources to product development in the future.

COMPETITION

     The market for non-store commerce software is competitive, rapidly evolving and highly sensitive to new product introductions and marketing efforts by industry participants. This market is also highly fragmented and served by ERP software providers, electronic commerce software providers, consulting firms and point solution providers targeting the non-store marketing industry. The Company's products also compete with information systems developed and serviced internally by in-house MIS departments. Although the Company believes that none of its competitors currently compete against the Company in all industry segments, there can be no assurance that such competitors will not compete against the Company in the future in additional industry segments. Many of the Company's potential future competitors may have significantly greater financial, technical and marketing resources, generate higher revenues and may have greater name recognition than does the Company. In addition, as the Company expands into new segments of the non-store marketing industry, such as Internet commerce, it will face competition from other software companies, MIS departments and unforeseen sources. Compared with the Company, these competitors may have greater resources, operating experience, credibility and relationships in such new segments. Although the Company believes that it currently competes favorably in all industry segments and against all competitors, there can be no assurance that it will do so in the future.

PROPRIETARY RIGHTS AND LICENSES

     The Company primarily relies on a combination of copyright, trademark and trade secret laws, unpatented proprietary know-how, license agreements, non-disclosure and other contractual provisions and technical measures to protect its proprietary rights in its products and technology. The Company typically distributes its software products under software license agreements which contain, among other things, provisions limiting the use, copying and transfer of the licensed program. The licensees typically obtain a copy of the Company's source code in connection with the licensee's use of the MACS products. The Company has obtained a United States copyright registration for the source code of its MACS II software.

     The Company currently has operations in the United States, Australia and the United Kingdom, and its products are licensed for use by clients in over 15 countries. The Company has registered MACS, MACSII and THE MACSIMUM as trademarks in the United States. The Company also has applied for the registration as trademarks in the United States of EUROMACS, MACSIII and WEBMACS. The Company believes that international protection and enforcement of intellectual property rights for software products in particular may be more limited than in the United States. Specifically, intellectual property laws in certain countries may not protect software companies from the loss of intellectual property rights through reverse engineering.

     The Company has entered into several agreements regarding the integration of the intellectual property of third parties into its products. Parties to such agreements include Cognos, First Logic, GTS and DISC.

     The Company generally enters into confidentiality agreements with employees and clients which limit rights and access to, and distribution of any proprietary or confidential information. Furthermore, employees execute agreements requiring disclosure and assignment to the Company of all of the intellectual property rights associated with any ideas, concepts, techniques, inventions, processes, or works of authorship relating to the business of the Company and developed or created during the course of performing work for the Company or its clients.

     The Company does not believe that any of its products infringe the proprietary rights of third parties. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or development by others of similar technology. Because the software development industry is characterized by rapid technological change, however, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, industry reputation and client support are more important to establishing and maintaining a leadership position than the various legal protections available for its technology.

LEGAL PROCEEDINGS

     In November 1995, Robelle Consulting Ltd. ("Robelle") filed suit against the Company and Allan J. Gardner in United States District Court for the Southern District of Florida. Robelle alleges copyright and trademark infringement, breach of contract, and unfair competition arising out of the Company's distribution of two of Robelle's software products which had been incorporated as part of MACS. Robelle seeks, among other relief, an indeterminate amount of damages. In January 1998, Robelle was granted summary judgement with respect to its copyright infringement claim, but was denied summary judgement as to its claim for statutory damages for such infringement. The matter is scheduled to be tried in April 1999. The Company is unable to predict the outcome of the matter at this time. However, management believes that an unfavorable outcome in this matter would not have a material adverse effect on the Company's business, financial condition or results of operations.

     In February 1998, the Company filed a suit against Robelle in Circuit Court in Palm Beach County, Florida. The Company alleges that Robelle breached the terms of a VAR License Agreement by and between Robelle and the Company by failing to provide the Company with a copy of the source code for one of Robelle's software products which Robelle was required to provide to the Company upon Robelle's termination of such Agreement. The matter is in preliminary stages of discovery and the Company is awaiting a decision as to whether the matter will proceed in federal or state court. The Company is unable to predict the outcome of the matter at this time. However, management believes that an unfavorable outcome in this matter would not have a material adverse effect on the Company's business, financial condition or results of operations.

     From time to time, the Company is involved in other legal proceedings incidental to the conduct of its business. The Company believes that this other litigation, individually or in the aggregate, to which it is currently a party is not likely to have a material adverse effect on the Company's business, financial condition or results of operations.

EMPLOYEES

     As of July 15, 1998, the Company had a total of 222 full-time employees in the United States: 64 in product development, 17 in sales and marketing, 31 in training and professional services, 95 in client support services and 15 in management, administration and finance. In addition, as of July 15, 1998, the Company had 25 employees in the United Kingdom and 2 employees in Australia. None of the Company's employees are subject to a collective bargaining agreement, and the Company has not experienced any work stoppages. The Company believes that its employee relations are good.

FACILITIES

     The Company is headquartered in Delray Beach, Florida, where it leases approximately 46,000 square feet of office space pursuant to a lease which expires in July 2001. The Company also leases office space in various other locations in the United States, United Kingdom and Australia to house certain of its marketing and sales activities. The Company is currently seeking additional facilities domestically and internationally to accommodate additional marketing and sales activities, and believes that it will be able to obtain such space on commercially reasonable terms.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, their ages and their positions with the Company are as follows:

                 NAME                       AGE                         POSITION
                 ----                       ---                         --------
Allan J. Gardner.......................     52      Co-Chairman of the Board and Executive Vice
                                                      President -- Advanced Technologies
Wilburn W. Smith.......................     52      Co-Chairman of the Board and Executive Vice
                                                      President -- Sales
Gary G. Hegna..........................     57      President, Chief Executive Officer and Director
Martin K. Weinbaum.....................     36      Chief Financial Officer, Vice
                                                      President -- Finance
Timothy Edkin..........................     46      Vice President -- Product Development
Sharon Gardner.........................     31      Vice President -- Marketing
Deborah L. Longo.......................     38      Vice President -- Client Support Services
Jacqueline Morby.......................     62      Director Nominee

     Allan J. Gardner, a co-founder of the Company, has served in a variety of capacities during his tenure with the Company. From December 1988 to April 1996, Mr. Gardner served as Vice President and Secretary. From January 1997 to the present, Mr. Gardner has served as Executive Vice President -- Advanced Technologies. From December 1994 until the present, Mr. Gardner has served as a director of the Company, becoming Co-Chairman of the Board in May 1996. During his tenure with the Company, Mr. Gardner has also been the chief architect of the Company's software products. From 1980 to 1988, Mr. Gardner was President of BSA Incorporated ("BSA"), a catalog management software company. BSA was acquired by Acxiom Corp. in 1986. Mr. Gardner served on Acxiom's Board of Directors from 1986 to 1988. Since 1966, Mr. Gardner has worked in the data processing industry, and since 1980 exclusively in the direct marketing segment of the non-store marketing industry. Sharon Gardner, the Company's Vice President -- Marketing, is Mr. Gardner's daughter.

     Wilburn W. Smith, a co-founder of the Company, has served in a variety of capacities during his tenure with the Company. From December 1988 to April 1996, Mr. Smith has served as President and Treasurer of the Company. From November 1996 to the present, Mr. Smith has served as Executive Vice President - Sales. From December 1994 to the present, he has served as a director of the Company, becoming Co-Chairman of the Board in May 1996. Since his tenure with Bell Labs, now known as Lucent Technologies, in the early 1960's, Mr. Smith has worked exclusively in the direct marketing industry. Prior to his tenure with the Company, Mr. Smith was a founder of Brook Smith Associates, the predecessor company of BSA, and owned and managed several other direct marketing companies.

     Gary G. Hegna has served as the President, Chief Executive Officer and a director of the Company since May 1996. Mr. Hegna also serves as Chairman of Smith-Gardner UK and Smith-Gardner Australia. From January 1992 to February 1996, Mr. Hegna served as the Chairman, President and Chief Executive Officer of OpenConnect Systems, Inc., a software company based in Dallas, Texas. From January 1987 to January 1992, Mr. Hegna served as President and Chief Executive Officer of ICL North America, a Dallas based manufacturer of computer systems and telecommunications equipment. Mr. Hegna has also served in various management and executive roles for Xerox Corporation, Data General Corporation, Prime Computer Incorporated and Encore Computer.

     Martin K. Weinbaum has served as the Company's Vice President -- Finance and Chief Financial Officer since January 1997, and the Company's Secretary and Treasurer since May 1996. Since October 1997, Mr. Weinbaum has served as a director of Smith-Gardner UK and Smith-Gardner Australia. From October 1994 to March 1995, Mr. Weinbaum served as Controller of MediBar Medical Industries, a diagnostic medical services provider located in Boca Raton, Florida. From January 1994 to October 1994, Mr. Weinbaum served as the Chief Financial Officer of Interactive Technologies Company, a pet food wholesale company located in Fort Lauderdale, Florida. From November 1989 to December 1993, Mr. Weinbaum served as the Vice President -- Finance and Chief Financial Officer of Aspen Marine Group/Hawk Marine Power, a high performance engine and boat manufacturer located in Greenback, Tennessee. From 1984 to 1988, Mr. Weinbaum, who is a certified public accountant, engaged in public accounting with the firms of Levitsky & Berney, P.C. and Coopers & Lybrand.

     Timothy Edkin has served as the Company's Vice President -- Product Development since July 1996. Mr. Edkin's responsibilities include coordinating the design, development, testing and delivery of the Company's MACS software. Prior to joining the Company, Mr. Edkin was a consultant to Computer Perfection, a software support company located in Boca Raton, Florida, from October 1994 to April 1996. From December 1982 to October 1994, Mr. Edkin served as the Director of MIS-Support and Development of Business Application Software for Siemens, AG, a telephone interconnect company located in Boca Raton, Florida.

     Sharon Gardner has served as the Vice President -- Marketing of the Company since September 1997. Ms. Gardner's responsibilities include coordinating the Company's marketing, communications, advertising, training, documentation, professional services and product management functions. From September 1990 to September 1997, Ms. Gardner was the Company's Vice President -- Client Services. From September 1985 to September 1990, Ms. Gardner served in marketing and client services capacities in a catalog fulfillment house. Allan J. Gardner, the Company's Co-Chairman, is Ms. Gardner's father.

     Deborah L. Longo has served as the Company's Vice President -- Client Support Services since August 1997. Ms. Longo's responsibilities include coordinating the Company's client support and installation functions. From May 1994 to September 1997, Ms. Longo served as Director of Client Services for MorTech, a software company located in Little Rock, Arkansas. From July 1986 to May 1994, Ms. Longo held various positions including Group Director, Client Services, with Acxiom Corp., a software company located in Ocean, New Jersey.

     Jacqueline Morby has been nominated and has agreed to become a director of the Company upon completion of this Offering. Since 1978, Ms. Morby has served as Managing Director of TA Associates, Inc., the managing general partner of each of the Lenders. Ms. Morby presently serves as a director of ANSYS, Inc., Boron, LePore & Associates, Inc., NxTrend Technologies, Inc., Ontrack Computer Systems, Inc., AVL, Inc. and Pacific Life Insurance Company.

     The Company currently intends to add two additional independent directors to its Board of Directors (the "Board"). To date, the Company has not selected such directors.

     The Board is divided into three classes, each of whose members will serve for a staggered three-year term. Following this Offering and the appointment of the two additional independent directors, the Board will consist of two Class I Directors (Ms. Morby and one of the two independent directors to be appointed), two Class II Directors (Mr. Hegna and one of the two independent directors to be appointed) and two Class III Directors (Messrs. Smith and Gardner). At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the director or directors of the same class whose terms are then expiring. The initial terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of shareholders held during the calendar years 1999, 2000 and 2001, respectively. Each officer of the Company serves at the discretion of the Board.

BOARD COMMITTEES

     Following the consummation of this Offering, the Board intends to establish an Audit Committee and a Compensation Committee, each of which will be comprised initially of the Company's independent directors. The Audit Committee will have responsibility for reviewing audit plans and discussing audit work, internal controls and related matters with the Company's independent public accountants, reviewing the annual audit report and any accompanying recommendations and nominating independent public accountants to perform the annual audit. The Compensation Committee will have responsibility for reviewing the compensation of the Company's executive officers, making recommendations to the Board and administering the Plans. See "Management -- Stock Option Plans."

     The Board may from time to time establish certain other committees to facilitate the management of the Company.

DIRECTOR COMPENSATION

     As compensation for serving on the Board, directors who are not also employees of the Company will receive an annual fee of $5,000 and $750 for each meeting of the Board or any committee thereof in which they participate in person. Directors are also eligible to receive options to purchase shares of Common Stock pursuant to the 1998 Stock Option Plan. See "Management -- Stock Option Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended December 31, 1997, the Company had no Compensation Committee or other committee of the Board performing similar functions. Decisions concerning compensation of executive officers were made by certain executive officers of the Company. It is contemplated that the Board will establish a Compensation Committee consisting of non-employee directors following consummation of this Offering.

EXECUTIVE COMPENSATION

     The following table presents certain information concerning compensation paid or accrued by the Company for services rendered during the fiscal year ended December 31, 1997 by the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                                                 COMPENSATION
                                                  ANNUAL         ------------
                                             COMPENSATION(1)      SECURITIES
                                            ------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                  SALARY     BONUS      OPTIONS      COMPENSATION(2)
---------------------------                 --------   -------   ------------   ---------------
Gary G. Hegna.............................  $225,000   $50,000          --          $  475
President and Chief Executive Officer
Allan J. Gardner..........................   250,000        --          --              --
Executive Vice President -- Advanced
  Technologies
Wilburn W. Smith..........................   250,000        --          --              --
Executive Vice President -- Sales
Timothy Edkin.............................   107,811     3,000      20,375(3)          539
Vice President -- Product Development
Sharon Gardner............................   104,965     5,000         361(3)           --
Vice President -- Marketing

---------------

(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in such column. The aggregate amount of perquisites and other personal benefits provided to each Named Executive Officer is less than 10% of the total annual salary and bonus of such officer.
(2) Represents cash payments to the respective Named Executive Officer under the Company's Profit Sharing Plan.
(3) Consists of options issued under the 1996 Stock Option Plan at an exercise price of $2.53 per share.

  Option Grants in Last Fiscal Year

     The following table sets forth certain information for the fiscal year ended December 31, 1997, with respect to grants of stock options to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                 POTENTIAL REALIZABLE
                                                                                   VALUE AT ASSUMED
                                                                                   ANNUAL RATES OF
                                      % OF TOTAL                                     STOCK PRICE
                       NUMBER OF       OPTIONS                                     APPRECIATION FOR
                       SECURITIES     GRANTED TO     EXERCISE                       OPTION TERM(1)
                       UNDERLYING     EMPLOYEES       OR BASE    EXPIRATION    ------------------------
NAME                    OPTIONS     IN FISCAL YEAR     PRICE        DATE           5%           10%
----                   ----------   --------------   ---------   ----------    ----------   -----------
Gary G. Hegna........        --            --               --        --               --            --
Allan J. Gardner.....        --            --               --        --               --            --
Wilburn W. Smith.....        --            --               --        --               --            --
Timothy Edkin........    20,375            13%       $2.53/sh.          (2)    $84,578.32   $134,676.84
Sharon Gardner.......       361             *        $2.53/sh.          (3)      2,075.75      3,305.28

---------------

 *  Less than 1% of total options granted.
(1) The dollar amounts under these columns represent the potential realizable value of each option granted, assuming that the market price of the Common Stock appreciates in value from the date of grant at the 5.0% and 10.0% annual rates of appreciation presented and therefore are not intended to forecast possible future appreciation, if any, of the price of the Common Stock.
(2) Of the 20,375 options, 20,000 expire on January 6, 2007, 122 expire on April 15, 2007, 109 expire on July 15, 2007, 72 expire on October 15, 2007 and 72 expire on December 15, 2007.
(3) Of the 361 options, 114 expire on April 15, 2007, 103 expire on July 15, 2007, 72 expire on October 15, 2007 and 72 expire on December 15, 2007.

OPTION HOLDINGS AND FISCAL YEAR END OPTION VALUES

     The following table sets forth information regarding stock options held by the Named Executive Officers at December 31, 1997.

                                    NUMBER OF SECURITIES                 VALUE OF UNEXERCISED
                                   UNDERLYING UNEXERCISED                IN-THE-MONEY OPTIONS
                                OPTIONS AT DECEMBER 31, 1997            AT DECEMBER 31, 1997(1)
                                -----------------------------        -----------------------------
NAME                            EXERCISABLE     UNEXERCISABLE        EXERCISABLE     UNEXERCISABLE
----                            -----------     -------------        -----------     -------------
Gary G. Hegna.................    185,295          308,825            $185,295         $308,825
Allan J. Gardner..............         --               --                  --               --
Wilburn W. Smith..............         --               --                  --               --
Timothy Edkin.................      1,313           22,063               1,313           22,063
Sharon Gardner................     17,500           22,861              17,500           22,861

---------------

(1) There was no public trading market for the Common Stock as of December 31, 1997. Accordingly, these values are based on the estimated fair market value of the Common Stock as of December 31, 1997 of $3.53 per share.

STOCK OPTION PLANS

     Under the 1996 Stock Option Plan, 850,000 shares of Common Stock are reserved for issuance upon the exercise of stock options granted thereunder. Under the 1998 Stock Option Plan (together with the 1996 Stock Option Plan, the "Plans"), 1,000,000 shares of Common Stock are reserved for issuance upon the exercise of stock options granted thereunder. The Plans are designed as a means to attract, retain and motivate directors and key employees. The Board intends to establish a committee (the "Compensation Committee") consisting of two or more independent directors to administer and interpret the Plans.

     Options are granted under the respective Plans on such terms and at such prices as determined by the Board or the Compensation Committee. Each option is for a term of not less than five years or more than ten years, as determined by the Board or the Compensation Committee. However, in the event of a change of control (as such term is defined in the respective Plans), all outstanding options become immediately exercisable. Options granted under the Plans are not transferable other than by will or by the laws of descent and distribution.

     The Company has outstanding options to purchase an aggregate of 777,140 shares of Common Stock under the 1996 Stock Option Plan at June 30, 1998. The exercise price of each of these options is $2.53 per share.

     Under the 1998 Stock Option Plan, 1,000,000 shares of Common Stock are reserved for issuance upon the exercise of stock options granted thereunder. The Company has granted under the 1998 Stock Option Plan options to purchase an aggregate of 538,003 shares of Common Stock at an exercise price of $10.00 per share or the initial public offering price upon the consummation of this Offering. The 538,003 options have been granted to executive officers of the Company as follows: 200,000 options to Mr. Hegna, 72,124 options to Mr. Weinbaum, 109,534 options to Ms. Gardner, 76,512 options to Mr. Edkin and 79,833 options to Ms. Longo. Such options become exercisable at the rate of 25% on the first anniversary of the date of grant and at the rate of 6.25% per quarter thereafter.

401(k) PLAN AND PROFIT SHARING PLAN

     The Company currently maintains a 401(k) employee savings retirement plan (the "401(k) Plan") which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers Company employees who, as of the enrollment eligibility dates under the 401(k) Plan, are at least 18 years of age and elect to participate in the 401(k) Plan. All Company contributions to the 401(k) Plan vest immediately. Benefits will normally be distributed to an employee upon (i) the employee reaching age
59 1/2; (ii) the employee's retirement; (iii) the employee's death or disability; (iv) the termination of the employee's employment with the Company;
(v) the termination of the 401(k) Plan or (vi) a requested withdrawal due to financial hardship. The Company also maintains a profit sharing plan (the "Profit Sharing Plan"), which was adopted in 1997. Pursuant to the Profit Sharing Plan, the Company has discretion to issue cash awards and/or stock options to employees at the end of each quarter based on a percentage of their salary.

EMPLOYMENT CONTRACTS

     The Company has no employment agreements with any of its executive officers. However, the Company has entered into non-competition agreements with each of its executive officers. These agreements provide that such executive officers will not (i) engage, directly or indirectly, in activities which are competitive with the business of the Company or (ii) solicit, directly or indirectly, any employees or customers of the Company to terminate their relationship with the Company.

                              CERTAIN TRANSACTIONS

CONVERSION OF DEBENTURES

     On December 19, 1994, the Company sold Convertible Debentures in an aggregate principal amount of $12.0 million to the Lenders pursuant to a Debenture Purchase Agreement (the "Debenture Purchase Agreement"), by and among the Company, Wilburn Smith, Allan Gardner and the Lenders. Under the terms of the Debenture Purchase Agreement, interest accrued on the unpaid principal balance of the Convertible Debentures at the rate of 10% per annum through June 30, 1997, and thereafter at the rate of 15% per annum until December 1, 2000 (the "Maturity Date"), or such earlier date on which the Convertible Debentures are converted into shares of Preferred Stock of the Company. Interest is payable on the last day of each calendar quarter and the principal balance is payable in two equal installments of $6.0 million on December 1, 1999 and the Maturity Date. The Debenture Purchase Agreement also provides for mandatory prepayment of the entire outstanding principal balance and accrued interest upon certain specified events including the consummation of an initial public offering of the Company's Common Stock. The Company may prepay the outstanding principal amount of the Convertible Debentures and accrued interest, in whole but not in part, without penalty, at any time upon sixty days' prior written notice, subject to the Lenders' conversion rights described below.

     The Debenture Purchase Agreement provides that Lenders holding a majority interest in the Convertible Debentures may, at any time after June 30, 1997, require the Company to convert all outstanding Convertible Debentures into 22,556.14 shares of the Company's Convertible Preferred Stock and one share of Redeemable Preferred Stock of the Company for each $1,000 in principal amount of the Convertible Debentures being converted (the "Debenture Conversion"). The Convertible Preferred Stock may be converted into shares of Common Stock at any time upon the vote of the majority of holders of such shares at a conversion rate of 100 shares of Common Stock for each share of Convertible Preferred Stock (the "Conversion Rate"), subject to adjustments upon certain events. In addition, the Convertible Preferred Stock shall be converted at the Conversion Rate upon the closing of an underwritten public offering of Common Stock which results in net proceeds to the Company of at least $20.0 million (a "Qualified IPO"). Furthermore, the Company is required to redeem all shares of Redeemable Preferred Stock upon the closing of any initial public offering, at a redemption price of $1,000 per share (the "Redemption Price"), subject to adjustments upon certain events. See "Description of Capital Stock -- Preferred Stock." Upon the Debenture Conversion, the Company is also required to increase the number of members of its Board of Directors from three to five, and the Lenders have the right to designate one person for election to the Board and to require that Wilburn Smith and Allan Gardner vote their shares of Common Stock to elect such person.

     The Lenders have agreed to convert all of the Convertible Debentures into Convertible Preferred Stock and Redeemable Preferred Stock subject to and upon the consummation of the Offering. Accordingly, the Lenders are thereafter required to convert the Convertible Preferred Stock into 2,255,614 shares of Common Stock at the Conversion Rate, and the Company is required to redeem all of the Redeemable Preferred Stock at the Redemption Price. Subject to and upon the consummation of the Offering, the Lenders will receive (i) in the aggregate 2,255,614 shares of Common Stock upon the Lenders' payment of the Conversion Rate and (ii) $12.0 million plus accrued interest under the Convertible Debentures upon the Company's redemption of all Redeemable Preferred Stock. See "Use of Proceeds."

     In connection with the sale of the Convertible Debentures, Mr. Smith and Mr. Gardner each received a $5.7 million distribution and Mr. Quigley received a $600,000 distribution from the Company in 1995.

  Other Related Party Transactions

     On December 31, 1996, Wilburn Smith and Allan Gardner each loaned $100,000 to the Company. These loans, including all accrued interest, were repaid in full in 1997.

     The Promissory Notes will be issued by the Company to the Existing Shareholders in an aggregate amount representing the estimated individual income tax liability for each of the Existing Shareholders for the period beginning January 1, 1998 and ending on the earlier of the date of the consummation of this Offering or a voluntary S Corporation revocation (the "Termination Date"). At June 30, 1998, the estimated Distribution would have been approximately $400,000.

     In addition, the Existing Shareholders and the Company intend to enter into an Agreement for Tax Indemnification (the "Tax Indemnification Agreement") immediately prior to the consummation of this Offering. The Tax Indemnification Agreement provides that the Existing Shareholders will be indemnified by the Company with respect to any federal and state income tax liability (including penalties, interest and any taxes resulting from the payments under the indemnity) incurred by the Existing Shareholders as a result of a final determination of an adjustment to the Company's tax returns for any period ending prior to the Termination Date. The Tax Indemnification Agreement also provides that the Existing Shareholders will indemnify the Company from and against any and all taxes of the Company (i) for any periods ending prior to the Termination Date for which it is determined that the Company was not an S Corporation, and (ii) for any and all taxes arising from adjustments to the Company's tax returns which increase the Company's tax liability for a taxable period ending after the Termination Date and decrease the Existing Shareholders' tax liability for a taxable period ending prior to the Termination Date, provided however that the indemnity provided by the Existing Shareholders is limited to any federal and state refunds they receive as a result of a loss of S Corporation status or other tax adjustments for such taxable periods.

     Any future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties. Such transactions with such persons will be subject to approval by a majority of the Company's outside directors or will be consistent with policies approved by such outside directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of shares of the Company's Common Stock as of June 30, 1998, and as adjusted to reflect the sale of the shares offered hereby, and the conversion of all of the outstanding shares of Redeemable Preferred Stock of the Company into shares of Common Stock, by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of the Common Stock; (ii) each director of the Company;(iii) each Named Executive Officer; (iv) all executive officers and directors of the Company as a group; and (v) each other Selling Shareholder. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                           SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                  OWNED                              OWNED
                                          PRIOR TO OFFERING(2)    NUMBER OF    AFTER OFFERING(2)
                                          ---------------------    SHARES     -------------------
NAME AND ADDRESS(1)                         NUMBER     PERCENT     OFFERED     NUMBER     PERCENT
-------------------                       ----------   --------   ---------   ---------   -------
Allan J. Gardner........................  2,500,000      33.2%
Wilburn W. Smith........................  2,500,000      33.2%
Thomas Quigley..........................    263,100       3.5%
Gary G. Hegna...........................
Martin K. Weinbaum......................
Timothy Edkin...........................
Sharon Gardner..........................
Deborah L. Longo........................
TA Associates, Inc. (3).................  2,255,614      30.1%
All directors and executive officers as
  a group (7 persons)...................  5,000,000      66.5%

---------------

 *  Less than 1.0% of outstanding shares.
(1) Unless otherwise indicated, the address of each of the parties listed is 1615 South Congress Avenue, Delray Beach, Florida 33445-6368.
(2) Pursuant to the rules of the Commission, certain shares of the Company's Common Stock that a beneficial owner has the right to acquire within 60 days of the date of this Prospectus pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The 2,255,614 shares of Common Stock issuable to TA Associates, Inc. in connection with the Concurrent Transactions are considered outstanding for the purpose of calculating percentage ownership of the listed parties.
(3) TA Associates, Inc., as the sole general partner of each of the Lenders, has voting and dispositive control over all securities held by each of the Lenders. Accordingly, upon the consummation of this Offering and the Concurrent Transactions, all outstanding shares of Convertible Preferred Stock owned by the Lenders will be converted into 2,255,614 shares of Common Stock, which will be deemed to be beneficially owned by TA Associates, Inc. The address of TA Associates, Inc. is 125 High Street, Suite 2500, Boston, MA 02110. Jacqueline Morby, a director nominee of the Company, is Managing Director of TA Associates, Inc. TA Associates, Inc. will not receive any portion of the Promissory Notes.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of Preferred Stock, $0.01 par value per share.

     The following summary description of the Company's capital stock is not intended to be complete and is qualified in its entirety by reference to the provisions of applicable law and to the Company's Articles of Incorporation and Bylaws filed as exhibits to the registration statement of which this Prospectus is a part.

COMMON STOCK

     As of June 30, 1998, there were 5,263,100 shares of Common Stock outstanding held by three shareholders. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the shares of Common Stock offered hereby and the conversion of all of the outstanding shares of the Company's Preferred Stock into Common Stock, there will be shares of Common Stock outstanding upon the consummation of this Offering. In addition, as of June 30, 1998, there were outstanding stock options to purchase an aggregate of 1,315,143 shares of Common Stock.

     Except as described below under "Description of Capital Stock -- Certain Anti-takeover Effects," holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities of the Company, subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, powers, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     As of the date of this Prospectus, there are no shares of Preferred Stock outstanding, (the "Preferred Stock"). In connection with the consummation of the Offering, the outstanding Convertible Debentures will be automatically converted into 22,556.14 shares of Convertible Preferred Stock and 12,000 shares of Redeemable Preferred Stock. Simultaneously in connection therewith, the 22,556.14 shares of Convertible Preferred Stock will be converted into 2,255,614 shares of Common Stock, and the 12,000 shares of Redeemable Preferred Stock will be redeemed by the Company for an aggregate redemption amount of $12.0 million. As a result, upon the consummation of the Offering, there will be no shares of Preferred Stock outstanding. For a summary of the material terms of the outstanding Preferred Stock, see Note 7 of Notes to Consolidated Financial Statements.

     The Board of Directors is authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock, in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The shareholders of the Company have granted the Board of Directors authority to issue the Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a shareholder vote on specific issuances. The rights of the holders of Common Stock will be subject to the rights of holders of any Preferred Stock issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of Common Stock, and could make it more difficult for a third-party to acquire, or discourage a third-party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock, other than as required in the Concurrent Transactions.

REGISTRATION RIGHTS

     Following the consummation of the Offering, the Lenders will hold 2,255,614 shares of Common Stock which will be "restricted" securities within the meaning of the Securities Act and may not be sold in the absence of registration under the Securities Act or an exemption therefrom. Pursuant to a Registration Rights Agreement dated December 19, 1994, by and between the Company and the Lenders, the Company granted to the Lenders registration rights with respect to the 2,255,614 shares of Common Stock (the "Registrable Shares") to be held by the Lenders upon consummation of the Offering. On any two occasions where fifty percent in interest of the Lenders notify the Company in writing of their intent for public sale of any portion of the Registrable Shares with an aggregate anticipated offering price of at least $5.0 million, the Company shall use its best efforts to register such securities under the Securities Act. In addition, in the event that the Company may register its stock, the Company shall use its best efforts to register the Registrable Shares. The Company may in certain circumstances defer such registrations, and any underwriters with respect to such sale shall have the right, subject to certain limitations, to limit the number of shares included in such registrations. All of the expenses incurred in connection with such registrations and offerings (other than underwriting and selling commissions) and the reasonable fees and expenses of not more than one independent counsel for the Lenders in an amount not to exceed $10,000 shall be borne by the Company. The Company has agreed to indemnify the Lenders against liabilities under the Securities Act in certain circumstances in connection with any such registration.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     To the fullest extent permitted by the Florida Business Corporation Act (the "Florida Act"), the Company's Articles of Incorporation provide that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. Generally, the Florida Act permits indemnification of a director or officer upon a determination that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The Articles of Incorporation and the Bylaws of the Company provide for the indemnification of the Company's directors and officers and any person who is or was serving at the request of the Company as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan to the fullest extent authorized by, and subject to the conditions set forth in the Florida Act against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA taxes, excise taxes, or penalties, charges, expenses and amounts paid or to be paid in settlement), except that the Company will indemnify a director or officer in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Company's Board of Directors. The indemnification provided under the Bylaws includes the right to be paid by the Company the expenses (including attorneys' fees) in advance of any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment of such expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer to repay all amounts so paid in advance if it is ultimately determined that such director or officer is not entitled to be indemnified. Pursuant to the Bylaws, if a claim for indemnification is not paid by the Company within 60 days after a written claim has been received by the Company, the claimant may at any time thereafter bring an action against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will be entitled to be paid also the expense of prosecuting such action.

     The Company intends to enter into indemnification agreements, which are consistent with the Articles of Incorporation and the Bylaws of the Company, with certain of its directors and officers. The Company has also applied for director and officer liability insurance on behalf of its directors and officers.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Articles of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board of Directors. In addition certain provisions of Florida law may hinder or delay an attempted takeover of the Company other than through negotiation with the Board of Directors. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's shareholders were to deem such an attempt to be in their best interest, including attempts that might result in the shareholders' receiving a premium over the market price for the shares of Common Stock held by shareholders.

     Classified Board of Directors; Removal; Vacancies. The Articles of Incorporation provide that the Board of Directors is divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors in a relatively short period of time. The Articles of Incorporation further provides that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the entire voting power of all the then-outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class. In addition, vacancies and newly created directorships resulting from any increase in the size of the Board of Directors may be filled only by the affirmative vote of a majority of the directors then in office (even if such directors do not constitute a quorum) or by a sole remaining director. The foregoing provisions could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Advance Notice Provisions for Shareholder Proposals and Shareholder Nominations of Directors. The Bylaws establish an advance notice procedure with regard to the nomination, other than by the Board of Directors, of candidates for election to the Board of Directors and with regard to certain matters to be brought before an annual meeting of shareholders of the Company. Although the Bylaws do not give the Company's Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or any other business desired by shareholders to be conducted at an annual meeting, the Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of certain business at a particular meeting if the proper procedures are not followed or (ii) may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its shareholders.

     Special Shareholders' Meetings. Under the Articles of Incorporation and the Bylaws, special meetings of the shareholders, unless otherwise prescribed by statute, may be called only (i) by the Board of Directors or by the Chairman or President of the Company or (ii) by shareholders of the

Company upon the written request of the holders of at least 80% of the securities of the Company outstanding and entitled to vote generally in the election of directors.

     Limitations on Shareholder Action by Written Consent. The Articles of Incorporation also provide that any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the greater of (a) 80% of the voting power of all shares of each class or series entitled to vote on such action or (b) the minimum number of votes of each class or series that would be necessary to authorize or take the action at a meeting at which all shares of each class or series entitled to vote were present and voted.

     Provisions of Florida Law. The Company is governed by two Florida statutes that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also authorizes the Company to indemnify the Company's directors, officers, employees and agents under certain circumstances and to limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is             .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no public market for the securities of the Company. Upon completion of this Offering, the Company will have
outstanding                     shares of Common Stock (assuming no exercise of
the underwriters' over-allotment option or options outstanding under the
Company's stock option plans). Of these shares, the                     shares
sold in the Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below). The remaining shares are "restricted shares" under Rule 144 (the "Restricted Shares"). The Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act. The Company
and the holders of all remaining        shares have agreed not to offer, pledge,
sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock until 180 days after the date of this Prospectus, subject to certain exceptions. As a result of the contractual restrictions described herein and the provisions of Rule 144, Rule 144(k) and Rule 701, the Restricted Shares will be available for sale in the public market as follows: (i) no shares will be available for immediate sale on the date of
this Prospectus, and (ii) approximately                     shares will become
eligible for sale 180 days after the date of this Prospectus (assuming no release from the lock-up agreements) upon expiration of lock-up agreements, subject to the restrictions of Rule 144 applicable to affiliates of the Company.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares for a least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of
shares of Common Stock then outstanding (approximately        shares immediately
after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of the Offering. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the Offering are entitled to sell such shares 90 days after the Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation or notice filing provisions of Rule 144.

     After the completion of this Offering, the Company intends to file a Registration Statement on Form S-8 (the "Form S-8") under the Securities Act to register the 1,850,000 shares of Common Stock reserved for issuance under the 1996 Stock Option Plan and the 1998 Stock Option Plan. After the date of such filing, if not otherwise subject to a lock-up agreement, shares purchased pursuant to such plans and options generally would be available for resale in the public market upon vesting and exercise of options or awards, subject to the restrictions of Rule 144 applicable to affiliates of the Company. See "Management--Stock Option Plans."

     Prior to this Offering, there has been no public market for the Common Stock and no determination can be made as to the effect, if any, that the sale or availability for sale of additional shares of the Common Stock will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the shares in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through sale of its equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, BT Alex. Brown Incorporated and SoundView Technology Group, Inc. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
BT Alex. Brown Incorporated.................................
SoundView Technology Group, Inc.............................
                                                              --------
          Total.............................................
                                                              ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $     per share. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $     per share to certain other
dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by
each of them shown in the above table bears to        , and the Company will be
obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on
which the                     shares are being offered.

     To facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with the Offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the syndicate of Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

     The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Shareholders regarding certain liabilities, including liabilities under the Securities Act.

     Allan J. Gardner, Wilburn W. Smith and certain other holders of the Common Stock have agreed not to pledge, offer, sell or otherwise dispose of, subject to certain exceptions, any of such shares of

Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of BT Alex. Brown Incorporated.

     The Representatives have advised the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company, the Selling Shareholders and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. The summaries in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

     The Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 or on the Commission's site on the Internet at http://www.sec.gov.

                        SMITH-GARDNER & ASSOCIATES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE
                                                                 ----
Independent Auditors' Report................................      F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997
  and (unaudited) June 30, 1998.............................      F-3
Consolidated Statements of Operations for the three-year
  period ended December 31, 1997 and (unaudited) for the six
  months ended June 30, 1997 and 1998.......................      F-4
Consolidated Statements of Redeemable Preferred Stock and
  Stockholders' Equity (Deficit) for the three-year period
  ended December 31, 1997 and (unaudited) six months ended
  June 30, 1998.............................................      F-5
Consolidated Statements of Cash Flows for the three-year
  period ended December 31, 1997 and (unaudited) for the six
  months ended June 30, 1997 and 1998.......................      F-6
Notes to Consolidated Financial Statements..................  F-6 -- F-19
Schedule of Valuation and Qualifying Accounts...............     F-20

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Smith-Gardner & Associates, Inc.:

     We have audited the consolidated financial statements of Smith-Gardner & Associates, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smith-Gardner & Associates, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG PEAT MARWICK LLP

Fort Lauderdale, Florida
April 24, 1998, except as to the
last paragraph of note 8 which is
as of June 30, 1998 and note 14(b)
which is as of September 8, 1998

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                         ----------------------------      JUNE 30,
                                                             1996            1997            1998
                                                         ------------    ------------    ------------
                                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................  $     60,217         168,590       1,876,512
  Accounts receivable, net of allowance for doubtful
    accounts of $936,347 in 1996, $469,227 in 1997 and
    (unaudited) $468,211 in 1998.......................     2,689,739       1,845,225       3,157,415
  Inventory............................................        12,866         219,963         950,089
  Prepaid expenses and other current assets............       165,449         135,382         166,443
                                                         ------------    ------------    ------------
         Total current assets..........................     2,928,271       2,369,160       6,150,459
Property and equipment, net............................       683,590         685,319         881,775
Other assets...........................................        54,330          80,576          81,047
                                                         ------------    ------------    ------------
                                                         $  3,666,191       3,135,055       7,113,281
                                                         ============    ============    ============

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable.....................................  $    280,027         548,350       1,163,425
  Accrued expenses.....................................     1,055,227       1,420,990       1,722,381
  Deferred revenue.....................................       160,388         383,378       2,391,458
  Advances due to officers.............................       200,000              --              --
                                                         ------------    ------------    ------------
         Total current liabilities.....................     1,695,642       2,352,718       5,277,264
Convertible debt.......................................    10,470,000      11,130,000      11,310,000
Accrued interest payable...............................     1,200,000       2,700,000       3,600,000
                                                         ------------    ------------    ------------
         Total liabilities.............................    13,365,642      16,182,718      20,187,264

Commitments and contingencies (notes 4 and 12)

Redeemable preferred stock, 10,000,000 shares
  authorized:
  Redeemable convertible participating preferred stock,
    $.01 par value; none issued........................            --              --              --
  Redeemable participating preferred stock, $.01 par
    value; none issued.................................            --              --              --

Stockholders' deficit:
  Common stock, $0.01 par value. Authorized 50,000,000
    shares; issued and outstanding
    5,263,100 shares...................................        52,631          52,631          52,631
  Additional paid-in capital...........................     3,481,562       3,481,562       3,489,058
  Accumulated deficit..................................   (13,233,644)    (16,581,856)    (16,615,672)
                                                         ------------    ------------    ------------
         Total stockholders' deficit...................    (9,699,451)    (13,047,663)    (13,073,983)
                                                         ------------    ------------    ------------
                                                         $  3,666,191       3,135,055       7,113,281
                                                         ============    ============    ============

          See accompanying notes to consolidated financial statements.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                      JUNE 30,
                                            ---------------------------------------      -------------------------
                                               1995          1996          1997             1997          1998
                                            ----------    ----------    -----------      ----------    -----------
                                                                                                (UNAUDITED)
Revenue:
  Computer software.......................  $7,440,453     6,378,923      5,246,712       3,601,376      4,648,543
  Computer hardware.......................  12,794,711     6,923,420      7,980,936       4,904,922      5,075,470
  Support.................................   3,343,216     4,037,966      4,100,488       2,032,934      2,434,125
  Services................................   1,350,417     1,188,468      1,324,074         482,477      1,501,415
                                            ----------    ----------    -----------      ----------    -----------
        Total revenue.....................  24,928,797    18,528,777     18,652,210      11,021,709     13,659,553
                                            ----------    ----------    -----------      ----------    -----------
Cost of sales and services:
  Computer software.......................   1,654,355     1,031,161      1,667,272         829,238      1,171,267
  Computer hardware.......................   9,760,388     5,357,947      5,846,543       3,775,128      3,857,722
  Support.................................   2,490,514     3,141,395      3,271,268       1,443,026      1,562,695
  Services................................   1,016,342       902,077      1,104,195         533,888      1,005,751
                                            ----------    ----------    -----------      ----------    -----------
        Total cost of sales and
          services........................  14,921,599    10,432,580     11,889,278       6,581,280      7,597,435
                                            ----------    ----------    -----------      ----------    -----------
        Gross profit......................  10,007,198     8,096,197      6,762,932       4,440,429      6,062,118
Operating expenses:
  General and administrative..............   3,205,785     4,775,430      4,567,292       2,095,743      2,916,687
  Research and development................   2,166,225     2,254,206      2,010,858         883,126      1,060,648
  Sales and marketing.....................     523,382       980,371      1,482,061         740,893      1,074,374
                                            ----------    ----------    -----------      ----------    -----------
        Total operating expenses..........   5,895,392     8,010,007      8,060,211       3,719,762      5,051,709
                                            ----------    ----------    -----------      ----------    -----------
        Income (loss) from operations.....   4,111,806        86,190     (1,297,279)        720,667      1,010,409
Other income (expense):
  Interest expense:
    Interest on outstanding debt..........  (1,200,000)   (1,200,000)    (1,500,000)       (600,000)      (900,000)
    Amortization of original issue
      discount............................    (960,000)     (960,000)      (660,000)       (480,000)      (180,000)
  Interest income.........................     128,542        41,814        109,067          49,711         35,775
                                            ----------    ----------    -----------      ----------    -----------
        Net income (loss).................  $2,080,348    (2,031,996)    (3,348,212)       (309,622)       (33,816)
                                            ==========    ==========    ===========      ==========    ===========
Pro forma data:
  Net income (loss) before income tax
    (expense) benefit.....................  $2,080,348    (2,031,996)    (3,348,212)       (309,622)       (33,816)
  Pro forma income tax (expense) benefit
    (unaudited)...........................  (1,154,543)      359,819        948,427        (123,986)      (209,638)
                                            ----------    ----------    -----------      ----------    -----------
  Pro forma net income (loss)
    (unaudited)...........................  $  925,805    (1,672,177)    (2,399,785)       (433,608)      (243,454)
                                            ==========    ==========    ===========      ==========    ===========
  Pro forma basic and diluted net loss per
    share (unaudited).....................                              $     (0.46)                   $     (0.05)
                                                                        ===========                    ===========
  Weighted average shares outstanding used
    in calculating pro forma basic and
    diluted net loss per share............                                5,263,100                      5,263,100
                                                                        ===========                    ===========

          See accompanying notes to consolidated financial statements.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)

           THREE-YEAR PERIOD ENDED DECEMBER 31, 1997 AND (UNAUDITED)
                         SIX MONTHS ENDED JUNE 30, 1998

                                                                  STOCKHOLDERS' EQUITY (DEFICIT)
                                                  ---------------------------------------------------------------
                                                                                       RETAINED         TOTAL
                                     REDEEMABLE      COMMON STOCK       ADDITIONAL     EARNINGS     STOCKHOLDERS'
                                     PREFERRED    -------------------    PAID-IN     (ACCUMULATED      EQUITY
                                       STOCK       SHARES     AMOUNT     CAPITAL       DEFICIT)       (DEFICIT)
                                     ----------   ---------   -------   ----------   ------------   -------------
Balance, December 31, 1994.........     $ --      5,263,100   $52,631   3,481,562      1,968,004       5,502,197
  Net income for the year ended
    December 31, 1995..............       --             --       --           --      2,080,348       2,080,348
  Shareholders' distributions......       --             --       --           --    (15,250,000)    (15,250,000)
                                        ----      ---------   -------   ---------    -----------     -----------
Balance, December 31, 1995.........       --      5,263,100    52,631   3,481,562    (11,201,648)     (7,667,455)
  Net loss for the year ended
    December 31, 1996..............       --             --       --           --     (2,031,996)     (9,699,451)
                                        ----      ---------   -------   ---------    -----------     -----------
Balance, December 31, 1996.........       --      5,263,100    52,631   3,481,562    (13,233,644)     (9,699,451)
  Net loss for the year ended
    December 31, 1997..............       --             --       --           --     (3,348,212)     (3,348,212)
                                        ----      ---------   -------   ---------    -----------     -----------
Balance, December 31, 1997.........       --      5,263,100    52,631   3,481,562    (16,581,856)    (13,047,663)
  Net loss for the six months ended
    June 30, 1998 (unaudited)......       --             --       --           --        (33,816)        (33,816)
  Non-cash compensation expense
    (unaudited)....................       --             --       --        7,496             --              --
                                        ----      ---------   -------   ---------    -----------     -----------
Balance, June 30, 1998
    (unaudited)....................     $ --      5,263,100   $52,631   3,489,058    (16,615,672)    (13,081,479)
                                        ====      =========   =======   =========    ===========     ===========

          See accompanying notes to consolidated financial statements.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                     JUNE 30,
                                               ----------------------------------------    ------------------------
                                                   1995           1996          1997          1997          1998
                                               ------------    ----------    ----------    ----------    ----------
                                                                                                 (UNAUDITED)
Cash flows provided by operating activities:
  Net income (loss)..........................  $  2,080,348    (2,031,996)   (3,348,212)     (309,622)      (33,816)
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
      Depreciation and amortization..........       131,638       184,772       232,548       112,661       148,615
      Amortization of original issue
        discount.............................       960,000       960,000       660,000       480,000       180,000
      Non-cash compensation expense..........            --            --            --            --         7,496
      Bad debt expense (recovery)............       219,350       771,567       485,185       240,719        (1,017)
      Change in assets and liabilities:
        Accounts receivable..................     1,829,057      (156,177)      359,329      (385,553)   (1,311,174)
        Inventory............................      (168,748)      292,086      (207,097)      (96,074)     (730,126)
        Prepaid expenses and other current
          assets.............................       (46,374)      249,524        30,067       (13,696)      (31,061)
        Other assets.........................            --        (4,330)      (26,246)           --          (472)
        Accrued interest payable.............            --     1,200,000     1,500,000       600,000       900,000
        Accounts payable.....................    (1,908,950)     (581,374)      268,323     1,368,853       615,075
        Other accrued expenses...............      (489,281)     (194,900)      552,243        (2,648)      301,391
        Deferred revenue.....................       622,043      (602,363)       36,510       299,102     2,008,080
                                               ------------    ----------    ----------    ----------    ----------
        Net cash provided by operating
          activities.........................     3,229,083        86,809       542,650     2,293,742     2,052,991
                                               ------------    ----------    ----------    ----------    ----------
Cash flows used in investing activities:
  Capital expenditures.......................      (360,126)     (251,192)     (234,277)     (117,097)     (345,069)
                                               ------------    ----------    ----------    ----------    ----------
        Net cash used in investing
          activities.........................      (360,126)     (251,192)     (234,277)     (117,097)     (345,069)
                                               ------------    ----------    ----------    ----------    ----------
Cash flows (used in) provided by financing
  activities:
  Distributions to stockholders..............   (15,250,000)           --            --            --            --
  Increase in cash overdraft.................       122,973            --            --            --            --
  Advances from officers.....................            --       200,000            --            --            --
  Proceeds from repayment of employees
    loans....................................        74,000        24,600            --            --            --
  Repayment of advances from officers........        (2,600)           --      (200,000)           --            --
                                               ------------    ----------    ----------    ----------    ----------
        Net cash (used in) provided by
          financing activities...............   (15,055,627)      224,600      (200,000)           --            --
                                               ------------    ----------    ----------    ----------    ----------
        Net (decrease) increase in cash and
          cash equivalents...................   (12,186,670)       60,217       108,373     2,176,645     1,707,922
Cash and cash equivalents at beginning of
  year.......................................    12,186,670            --        60,217        60,217       168,590
                                               ------------    ----------    ----------    ----------    ----------
Cash and cash equivalents at end of year.....  $         --        60,217       168,590     2,236,862     1,876,512
                                               ============    ==========    ==========    ==========    ==========
Supplemental cash flow information:
  Cash paid during the year for interest.....  $  1,200,000            --            --            --            --
                                               ============    ==========    ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1996 AND 1997 AND JUNE 30, 1998 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) DESCRIPTION OF BUSINESS

     Smith-Gardner & Associates, Inc. (the "Company") was incorporated on December 13, 1988 under the laws of the state of Florida. The Company primarily licenses a computer software package it designed and developed to automate companies that sell through catalogs, media advertisement, direct mail or broadcast advertisements, and also sells the computer hardware required to use the software. The Company also provides consulting, training, programming and technical support services.

     The Company opened two satellite offices in Sydney, Australia (SGA Pty.) and Cambridge, England (SGA Ltd.) in September 1997 and June 1997, respectively. These offices are separately incorporated and are wholly owned subsidiaries of the Company.

(b) CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(c) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries SGA Pty. and SGA Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

(d) INVENTORY

     Inventory consists of computer hardware. It is stated at the lower of cost or market as determined on a specific identification basis.

(e) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated on the straight-line basis over the estimated useful lives of the assets which range from five to seven years. Leasehold improvements are amortized on the straight-line basis over the shorter of the lease term or estimated useful life of the asset.

     The Company implemented the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" effective January 1, 1996. The Company reviews its long-lived assets (property and equipment) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. There were no impaired assets at December 31, 1996 and 1997.

(f) SOFTWARE DEVELOPMENT COSTS

     The Company accounts for software development costs under Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" ("FAS 86"). Under FAS 86, the costs associated with software development are required

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES to be capitalized after technological feasibility has been established. Costs incurred by the Company subsequent to the establishment of technological feasibility have been insignificant and, as a result, the Company has not capitalized any development costs.

(g) REVENUE RECOGNITION

     Prior to 1997, the Company followed the provisions of Statement of Position
(SOP) 91-1. Revenue from computer hardware and software sales was recognized upon installation and substantial fulfillment of all obligations under the sales contract. Revenues related to consulting, training and technical support were recognized upon completion of the services.

     In October 1997, the American Institute of Certified Public Accountants (AICPA) issued SOP 97-2, Software Revenue Recognition, which superseded SOP 91-1. The Company adopted SOP 97-2 for software transactions entered into in 1997. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The revenue allocated to hardware and software products generally is recognized upon installation and substantial fulfillment of all obligations under the sales contract. The revenue allocated to postcontract customer support is consistent with fees charged for renewals and is recognized ratably over the term of the support. Revenue allocated to service elements is recognized as the services are performed. The adoption of SOP 97-2 did not have a material impact on the Company's results of operations.

     At December 31, 1996 and 1997, the Company had deferred revenue recorded in the accompanying consolidated balance sheets related to customer support and services paid in advance.

(h) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, inventory and prepaid expenses and other current assets, as well as accounts payable, accrued expenses and other current liabilities, as reflected in the consolidated financial statements, approximate fair value because of the short-term maturity of these instruments. The estimated fair value of the Company's long-term debt instrument approximates the carrying amount as the interest rate approximates the Company's current borrowing rate for similar debt instruments of comparable maturity.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(i) INCOME TAXES

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code (the "Code"). Accordingly, the taxable income (loss) of the Company is reported on the individual income tax returns of the stockholders. The only states in which the Company does business in that do not recognize S corporation status are California and New Jersey. The Company started doing business in these states in 1997. The 1997 California and New Jersey income tax expense is immaterial to the consolidated financial statements for the year ended December 31, 1997. Therefore the consolidated statements of operations do not include federal or state income tax expense.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

     For the foreign entities, there is no charge for corporation tax or provision for deferred tax, due to the availability of accumulated tax losses of approximately $212,850 as of December 31, 1997.

     The Company intends to terminate its S corporation status prior to the planned public stock offering discussed in note 14(a). In connection with this termination the Company will record income taxes in accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES.

     The unaudited pro forma net (loss) income presented in the consolidated statements of operations reflects the pro forma effects for income taxes as if the Company had been a taxable entity for all periods presented.

(j) PRO FORMA NET LOSS AND PRO FORMA NET LOSS PER SHARE COMPUTATIONS (UNAUDITED)

     The pro forma net loss presented in the consolidated statements of operations reflects the pro forma effects for income taxes as if the Company had been a taxable entity for all periods presented.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share. SFAS 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997. The adoption of SFAS 128 in 1997 did not have a significant impact on the Company's reported EPS.

     Pro forma basic and diluted net loss per share was computed by dividing net loss by the weighted average number of shares of common stock outstanding for each period presented.

     Diluted net loss per share does not consider convertible securities or common stock equivalents since their effect would be anti-dilutive.

     In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 98, certain common stock and common stock equivalents issued for nominal consideration prior to the initial filing of a registration statement relating to an IPO are treated as outstanding for the entire period. The Company had no nominal issuances during this period.

(k) FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's foreign subsidiaries, which began operations in 1997, is their respective local currencies. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the year. Adjustments resulting from the translation of foreign currency financial statements were immaterial (approximately $5,000) as of and for the year ended December 31, 1997 and were recorded in the consolidated statements of operations.

(l) USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

(m) RECLASSIFICATIONS

     Certain 1995 and 1996 amounts have been reclassified to conform to the 1997 presentation.

(n) YEAR 2000 (UNAUDITED)

     Management believes their internal computer systems are Year 2000 compliant. The Year 2000 issue results from computer programs being written using two digits rather than four to define the applicable year. The Company's products are Year 2000 compliant except for the GTS accounting module which is integrated in the MACS family of products. GTS provided Year 2000 compliant code to the Company in August 1998. The Company is now in the process of testing and distributing the GTS Year 2000 compliant programs to its clients. The Company has also reviewed its internal support systems and to the extent possible, its vendors' systems to confirm Year 2000 compliance. Any failure of the Company or its suppliers or clients to be "Year 2000" compliant could have a material adverse effect on the Company's business, financial condition or results of operations. The Company has expensed all costs associated with these systems changes as the costs are incurred.

(o) UNAUDITED INTERIM FINANCIAL INFORMATION

     The unaudited consolidated balance sheet as of June 30, 1998, the unaudited consolidated statements of operations and cash flows for the six months ended June 30, 1997 and 1998 and the unaudited consolidated statement of redeemable preferred stock and stockholders' deficit for the six months ended June 30, 1998 include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1998.

(2) LIQUIDITY

     The Company has been developing its software and new products which has resulted in losses for the years ended December 31, 1996 and 1997. In addition, at December 31, 1997 the Company had minimal working capital in the amount of $16,442.

     The Company plans to increase sales and profitability by marketing software applications and increasing sales in the United States, United Kingdom and Australia. During the six months ended June 30, 1998, the Company has increased software revenue due to some major contracts that were entered into in 1998 (unaudited). In addition, the Company received a waiver to defer the payment of interest on its convertible debt through the earlier of (i) the consummation of an initial public offering or (ii) January 1, 2000. Based on the new contracts, the interest waiver received and the Company's anticipated operating results, management believes there will be sufficient funding to meet its required operating expenditures. In addition, if necessary, the Company will reduce its planned capital expenditures and other operating expenses in order to meet its obligations.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

(3) PROPERTY AND EQUIPMENT, NET

     Property and equipment, net at December 31, consists of the following:

                                                                 1996        1997
                                                              ----------   ---------
  Office equipment..........................................  $  948,563   1,144,364
  Office furnishings and fixtures...........................     110,264     131,553
  Leasehold improvements....................................      15,016      32,179
                                                              ----------   ---------
                                                               1,073,843   1,308,096
  Less accumulated depreciation and amortization............     390,253     622,777
                                                              ----------   ---------
                                                              $  683,590     685,319
                                                              ==========   =========

(4) OPERATING LEASES

     During 1994, the Company entered into an agreement to lease office facilities under a noncancelable operating lease commencing January 1995 and expiring December 2001 with an option to renew for one five-year term. The lease contains certain incentives including rent abatements, rent discounts, leasehold improvement reimbursements, cash allowances and scheduled base rent increases over the term of the lease. Generally accepted accounting principles require that the full costs of a lease be recognized ratably over the term of the lease. Accordingly, the Company has recorded a deferred credit ($248,219 and $235,440 at December 31, 1996 and 1997, respectively) to reflect the excess of rent expense over cash payments (see note 5). In addition to the base rent payment, the Company pays a monthly allocation of the building's operating expenses.

     Future minimum lease payments under the office facilities lease as of December 31, 1997 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
          1998..............................................  $  401,222
          1999..............................................     406,297
          2000..............................................     425,365
          2001..............................................     445,411
                                                              ----------
  Total minimum lease payments..............................  $1,678,295
                                                              ==========

     Rental expense, including operating leases with lease terms of less than one year, was $552,893, $597,905 and $630,786 during 1995, 1996 and 1997, respectively.

(5) ACCRUED EXPENSES

     Accrued expenses at December 31, 1996 and 1997 consists of the following:

                                                                 1996        1997
                                                              ----------   ---------
Sales tax payable...........................................  $   20,513      92,011
Sales tax contingencies.....................................     614,783     614,783
Deferred rent...............................................     248,219     235,440
Accrued payroll.............................................       4,831      95,215
Accrued legal...............................................          --     109,000
Accrued vacation............................................      99,978     132,162
Other.......................................................      66,903     142,379
                                                              ----------   ---------
                                                              $1,055,227   1,420,990
                                                              ==========   =========

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

(6) CONVERTIBLE DEBT

(a) DEBENTURE PURCHASE AGREEMENT

     On December 19, 1994, the Company entered into a Debenture Purchase Agreement (the "Agreement") with various partnerships (the "Lenders") in connection with the private placement of $12,000,000 convertible subordinated debentures (the "Debentures"). Principal on the Debentures is payable in two equal installments of $6,000,000 on December 1, 1999 and December 1, 2000, and bore interest at 10 percent through June 30, 1997 and 15 percent through maturity. A portion of this borrowing was attributed to its conversion feature due to the difference between the stated rates and the estimated market rate at the time of issuance. [See note 6(b).] Interest is payable quarterly in arrears and commenced on March 31, 1995. The Agreement provides for a default rate of interest of 20 percent on all principal amounts not paid within 15 days of the date due. At December 31, 1997, the Company was not in compliance with certain debt covenants. The Lenders waived any remedies on default against the Company as outlined in the Agreement and waived compliance by the Company with respect to such covenants through the earlier of (i) the consummation of an initial public offering or (ii) January 1, 2000. The Company has agreed with the Lenders to defer all quarterly interest payments due or payable in order to maintain sufficient working capital for the Company's needs through the earlier of (i) the consummation of an initial public offering or (ii) January 1, 2000

     On June 30, 1997 the Debentures became convertible at the option of a majority in interest of the Lenders into 22,556.14 shares of the Company's redeemable convertible participating preferred stock and one share of redeemable preferred stock for each $1,000 of principal outstanding. The redeemable convertible participating preferred stock is convertible to common stock at the rate of 100 shares of common stock for each share of preferred stock. See note 6(b) for valuation of conversion features. See redemption features of preferred stock in note 7.

     There have been no conversions in respect to these Debentures to date. No partial conversions of the Debentures are permitted. The amount of redeemable preferred stock received upon conversion shall be reduced by the amount of debenture principal prepaid prior to conversion. With respect to the common stock issuable upon conversion of the redeemable convertible participating preferred stock, holders of the Debentures have (i) certain registration rights regarding a public offering of the Company's common stock; and (ii) the right of first refusal and the right of participation regarding the sales of certain common stock to third parties.

     Principal on the Debentures may be prepaid in whole, but not in part, by the Company at any time and is subject to mandatory prepayment upon the consummation of (i) the substantial sale of the Company's assets or capital stock; (ii) an initial public offering of the Company's common stock under the Securities Act of 1933; or (iii) the merger or consolidation of the Company with another entity.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

(b) ORIGINAL ISSUE DISCOUNT

     The fair value of the conversion feature of the $12,000,000 debentures discussed in note 6(a) was determined to be $3,481,562 based on the difference between the stated interest rates and the market rate of such debentures estimated to be 18 percent on date of issuance. The amount is included in additional paid-in capital in the accompanying consolidated balance sheets, with the resulting original issue discount (OID) on the loan being amortized over the term of the note to achieve an 18% effective interest rate. Convertible debt is comprised of the following:

                                                            DECEMBER 31,
                                               ---------------------------------------
                                                  1995           1996          1997
                                               -----------   ------------   ----------
Stated principal balance.....................  $12,000,000    12,000,000    12,000,000
Unamortized OID..............................   (2,490,000)   (1,530,000)     (870,000)
                                               -----------    ----------    ----------
Convertible debt.............................  $ 9,510,000    10,470,000    11,130,000
                                               ===========    ==========    ==========

(7) PREFERRED STOCK

     In connection with the issuance of $12,000,000 of Debentures [see note 6(a)], the Company amended its Articles of Incorporation by designating 22,557 shares of authorized preferred stock as redeemable convertible participating preferred stock (the "redeemable convertible preferred stock"). Holders of the redeemable convertible preferred stock are entitled to receive (i) dividends at the same rate as dividends are paid with respect to the common stock based on the number of shares of common stock into which such shares of redeemable convertible preferred stock is then convertible; and (ii) $31.90 per share cumulative dividend per year through November 30, 1999 ($15.95 per share for the year ended December 1, 2000) less the amount of common stock dividends paid.

     The redeemable convertible preferred stock is redeemable at the option of the Company between December 1, 2000 and December 1, 2001 at the fair market value per share.

     Each share of redeemable convertible preferred stock entitles the holder to such number of votes per share as shall equal the number of shares of common stock into which such share of redeemable convertible preferred stock is then convertible. Shares of redeemable convertible preferred stock are convertible into shares of common stock at the option of holders of a majority in interest of the redeemable convertible preferred stock or automatically upon the closing of an underwritten public offering of the Company's common stock pursuant to an effective registration statement under the Securities Act of 1933 in which the net proceeds equal or exceeds $20,000,000. Shares of redeemable convertible preferred stock are currently convertible into shares of common stock at an initial conversion rate of 100 shares of common stock for each share of preferred stock, whereby each share of convertible preferred stock is valued for conversion purposes at $532.00 per share.

     In addition, as part of the aforementioned amendment to its articles of incorporation, the Company designated 12,000 shares of authorized preferred stock as redeemable preferred stock. The holders of the redeemable preferred stock are not entitled to receive any cash dividends nor any voting rights or powers. The redeemable preferred stock series may be redeemed at any time at the option of the Company and are subject to mandatory redemption upon the closing date of an initial public offering or upon any conversion of the Debentures resulting from the Company's voluntary prepayment. At the election of the holders of a majority of the redeemable preferred stock, the Company shall redeem one-half of all shares of redeemable preferred stock on December 1, 1999

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES and the remaining shares on December 1, 2000. Regardless of the nature of redemption, all redeemable preferred stock is redeemed at a redemption price of $1,000 per share.

     The redeemable preferred stockholders have liquidation preference of $1,000 per share to any convertible preferred and common stockholder. The convertible preferred and common stockholders share ratably in the proceeds from any liquidation of assets.

(8) EMPLOYEE BENEFIT AND STOCK OPTIONS PLANS

     The Company maintains an employee retirement savings plan (the "Plan") under Internal Revenue Code Section 401(k). The Plan is available to all full-time employees over 21 years of age with more than three months of employment. Effective April 1994, the Company provides matching contributions which vest to the employees immediately and range from 10 percent to 35 percent, depending on years of service of the matchable deferrals of each participant entitled to matching contributions, not to exceed 2.8 percent of the participant's compensation. There was $22,907, $39,069 and $46,573 provided by the Company in matching contributions for the years ended December 31, 1995, 1996 and 1997, respectively.

     SGA Ltd., also maintains an employee benefit plan (the "Ltd. Plan"). This is an employee-directed plan which allows the employee to set aside from 1 to 5 percent of their salary to be deposited to a fund of their choice. SGA Ltd. will match the employee's contribution up to 5 percent. The Ltd. Plan is very similar to the Plan for the Company.

     On April 1, 1996 the Company adopted a stock-option plan. Under this plan, the Company may grant options for up to 800,000 shares of common stock. An option's maximum term is ten years. Each option vests as follows: 25 percent one year after the date of grant and the balance in successive equal quarterly installments of 6.25 percent each, at the end of each of the next 12 calendar quarters subsequent to the date of grant. During 1996 and 1997, 214,000 and 155,000 options, respectively, were granted to employees. Of these options, 50,586 were exercisable at December 31, 1997. In addition, on April 1, 1996, under the stock-option plan 494,120 options to purchase common stock were granted to an executive officer of the Company. The options vests as follows:
82,353 shares one year after the grant date; 20,588 shares at the end of each of the next 12 calendar quarters subsequent to the vesting commencement date; 82,355 shares upon the earlier to occur of (a) March 21, 2006, or (b) the market value of the Company's outstanding stock has equaled or exceeded $100 million for 30 days; and the remaining 82,356 shares upon the earlier to occur of (a) March 21, 2006 or (b) the market value of the Company's outstanding stock has equaled or exceeded $150 million for 30 days. At December 31, 1997, the officer had 144,117 of exercisable options, none of which were exercised.

     The fair market value of the underlying stock related to these options was estimated to be $2.53 and $3.53 as of the grant dates in 1996 and 1997, respectively. The Company applies APB Opinion No. 25 in accounting for its stock-option plan. Stock compensation expense is recognized at the date options are vested when the excercise price is lower than fair market value at the date of grant. There was no compensation expense recorded in 1996 and 1997. Had the Company determined compensation cost based on fair value at the grant date for its stock options under Statement No. 123, the Company's net loss for the year ended December 31, 1997 would have increased by $311,525. There would have been no effect for the year ended December 31, 1996.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

     The weighted-average fair value per share of options granted to employees was estimated at $1.60 and (unaudited) $2.61, for the year ended December 31, 1997 and six months ended June 30, 1998, respectively. The fair value of each option was estimated at the date of grant using the minimum value method with the following assumptions used:

Expected life........................................  5 years
Dividends............................................  None
Interest rate........................................  6% in 1996 and 5.45% in 1997
                                                       and 5.46% at June 30, 1998 (unaudited)

     Stock option activity since inception is indicated as follows:

                                                                            WEIGHTED
                                                               WEIGHTED      AVERAGE
                                                               AVERAGE      REMAINING
                                                               EXERCISE    CONTRACTUAL
                                                     SHARES     PRICE     LIFE (YEARS)
                                                     -------   --------   -------------
Outstanding at inception...........................       --    $  --
       Granted.....................................  708,120     2.53
       Forfeited...................................  (77,000)    2.53
                                                     -------
  Balance outstanding at December 31, 1996.........  631,120     2.53
       Granted.....................................  155,000     2.53
       Forfeited...................................  (34,000)    2.53
                                                     -------
  Balance outstanding at December 31, 1997.........  752,120     2.53
                                                     =======
  Exercisable at December 31, 1997.................  194,703    $2.53         8.79
                                                     =======

     In April 1998, the board of directors increased the amount of authorized options to be granted in the future from 800,000 to 850,000.

     In April 1998, an additional 30,766 shares were granted at $2.53 per share and 5,746 shares were forfeited. As options are vested, compensation expense for these shares will be recorded for the difference between the exercise price and the fair market value on the date of grant.

     Effective June 30, 1998, the Company adopted an additional stock-option plan (1998 Stock-Option Plan). Under this plan the Company may grant options for up to 1,000,000 shares of common stock. The Company has granted 538,003 options on June 30, 1998 under the 1998 Stock-Option Plan at an exercise price of $10.00 per share or in the event of an initial public offering, the initial public offering price.

(9) RELATED PARTY TRANSACTIONS

     Due to officers represents noninterest-bearing loans amounting to $200,000. These amounts were repaid by the Company in 1997.

     In connection with the issuance of convertible debt (see note 6), certain of the Company's senior executives entered into noncompete agreements, which expire upon the third anniversary date of the termination of the executives' employment.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

(10) INCOME TAXES

                                                                            SIX MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,            JUNE 30,
                                         -------------------------------   -------------------
                                            1995        1996      1997       1997       1998
                                         -----------   -------   -------   --------   --------
                                                                               (UNAUDITED)
Income taxes as reported
                                         $        --        --        --         --         --
  Pro forma adjustment
     (unaudited).......................   (1,154,543)  359,819   948,427   (123,986)  (209,638)
                                         -----------   -------   -------   --------   --------
  Pro forma income tax
     (expense) benefit
     (unaudited).......................  $(1,154,543)  359,819   948,427   (123,986)  (209,638)
                                         ===========   =======   =======   ========   ========

     The unaudited pro forma income tax (expense) benefit presented on the consolidated statements of operations represents the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the periods presented. The pro forma income tax (expense) benefit is as follows (unaudited):

                                                                            SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER, 31,            JUNE 30,
                                        --------------------------------   -------------------
                                           1995        1996       1997       1997       1998
                                        -----------   -------   --------   --------   --------
                                                                               (UNAUDITED)
Pro forma (unaudited):
     Current:
       Federal........................  $(1,130,042)   62,798    897,416     18,851   (201,551)
       State..........................     (228,669)   12,609    187,580      3,733    (40,948)
     Deferred:
       Federal........................      172,413   229,124   (108,897)  (130,581)    32,620
       State..........................       31,755    55,288    (27,672)   (15,989)       241
                                        -----------   -------   --------   --------   --------
       Total pro forma................  $(1,154,543)  359,819    948,427   (123,986)  (209,638)
                                        ===========   =======   ========   ========   ========

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

     A reconciliation of income tax (expense) benefit calculated using the statutory federal income tax rate and the pro forma income tax (expense) benefit is as follows (unaudited):

                                       YEARS ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                                  ----------------------------------   -------------------------
                                     1995         1996       1997         1997          1998
                                  -----------   --------   ---------   -----------   -----------
Income tax (expense) benefit
  using statutory tax rate......  $  (707,318)   690,879   1,138,392      105,272        11,497
  Effect of:
     State and local income
       taxes, net of federal
       income tax...............  $  (129,963)    44,812     105,539       (8,089)      (26,866)
     Change in valuation
       allowance................  $        --         --     (61,263)          --      (110,150)
     Difference between US and
       non-US tax rates.........  $        --         --     (27,221)          --       (49,437)
     Original issue discount
       amortization.............  $  (326,400)  (326,400)   (224,400)    (163,200)      (61,200)
     Change in effective tax
       rates....................  $    13,462    (43,379)     22,256      (55,254)       30,061
     Other, net.................  $    (4,324)    (6,093)     (4,876)      (2,715)       (3,543)
                                  -----------   --------   ---------   ----------    ----------
       Pro forma income tax
          (expense) benefit.....  $(1,154,543)   359,819     948,427     (123,986)     (209,638)
                                  ===========   ========   =========   ==========    ==========

     The Company will issue promissory notes to its existing shareholders in an aggregate amount representing the estimated individual income tax liability for each of the existing shareholders for the period beginning January 1, 1998 and ending on the earlier of the date of an initial public offering or voluntary S Corporation revocation. The distribution was estimated to approximate $400,000 (unaudited) as of June 30, 1998.

(11) BUSINESS AND CREDIT CONCENTRATIONS

     The Company currently derives substantially all of its revenue from sales of its MACS family of products and related services and hardware. Any factor adversely affecting the sale of the Company's MACS products or other new products, could have a material affect on the Company's business, financial condition and results of operations.

     The Company sells its products primarily to customers located in the United States. Continuing relationships are maintained with most customers through product-support arrangements and sales of system upgrades.

     During 1995, 1996 and 1997, the Company purchased approximately 80 percent, 74 percent and 65 percent, respectively, of its computer hardware from Hewlett Packard. At December 31, 1996 and 1997, the Company owed this supplier approximately $79,000 and $98,000, respectively. The Company's software products are designed for use only on Hewlett Packard equipment. Accordingly, any adverse change in the product pricing or the operations of Hewlett Packard could significantly effect the operating results of the Company. However, the Company is currently in the process of engineering its product to operate on multiple platforms.

     No single customer accounted for more than 10 percent of total revenue for the three-year period ended December 31, 1997. However, there were accounts receivable from two customers at December 31, 1996, each of which exceeded 10 percent of total accounts receivable for approximately $1,043,000. These amounts were collected during the year ended December 31, 1997.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

     The Company estimates an allowance for doubtful accounts generally based on an analysis of collections in prior years, the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could effect the Company's estimate of its bad debts.

(12) COMMITMENTS AND CONTINGENCIES

(a) LEGAL PROCEEDINGS

     The Company is involved in various claims and legal actions arising in the ordinary course of business. If the plaintiff's claims are probable, the appropriate amount is accrued in the consolidated financial statements. In the opinion of management, the ultimate disposition of matters not accrued will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

     During 1995, the Company settled a litigation claim for $265,000 plus legal expenses. This litigation related to a claim by a former customer for alleged breach of contract.

(b) COMMITMENTS

     The Company has committed to fund the operations of SGA Ltd. and SGA Pty. for a period of at least one year. The Company does not believe this to be a risk since the costs associated with operating these subsidiaries are minimal.

(13) LINE OF CREDIT AND PURCHASE-OPTION AGREEMENT

     On December 20, 1996, the Company entered into a Line of Credit and Purchase Option Agreement (the "Agreement") with Infocam, Limited ("Infocam"). Infocam was located in the United Kingdom and served as a distributor of the Company's products. Under this Agreement, the Company had the exclusive option to purchase Infocam for a period of one year. The line of credit agreement was subject to a maximum of $250,000 and was payable on demand at a per-annum interest rate of prime plus one point (9.25 percent at December 31, 1996). This line of credit was terminated as of June 9, 1997. As of December 31, 1996 and 1997, $50,089 and $0, respectively, was due to the Company under this Agreement. In addition, as of December 31, 1996, the Company had a noninterest-bearing note receivable due from Infocam of $10,000 which was due and payable upon demand and a trade receivable of $180,631. The Company fully reserved for all amounts due at December 31, 1996. These amounts were subsequently written-off in 1997.

(14) SUBSEQUENT EVENTS

(a) PLANNED INITIAL PUBLIC OFFERING

     The Company intends to conduct an initial public offering (IPO) with an investment banking firm estimated to be completed in October 1998. There is no assurance that the IPO will occur.

(b) AUTHORIZATION OF COMMON AND PREFERRED STOCK

     In September 1998, the Company increased the capital stock to 50,000,000 shares of common stock at $.01 par value per share and 10,000,000 shares of preferred stock at $.01 par value per share. The consolidated financial statements retroactively effect these increases in authorized capital stock.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

(15) NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997 the FASB issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items to be recognized under accounting standards as components of comprehensive income to be reported in a separate financial statement. The Company does not believe that the adoption of SFAS No. 130 will have a significant impact on the Company's financial reporting.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. The Company does not believe that the adoption of SFAS No. 131 will have a significant impact on the Company's financial reporting.

     In March 1998, the AICPA issued Statement of Position 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities." Pursuant to the provisions of SOP 98-5, all costs associated with start-up activities, including organization costs, should be expensed as incurred. Companies that previously capitalized such costs are required to write-off the unamortized portion of such costs as a cumulative effect of a change of accounting principle. The Company has an immaterial amount of these costs and the adoption of SOP 98-5 will not have a significant impact on the Company's financial statements.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company does not believe that the adoption of SFAS No. 133 will have a significant impact on the Company's financial reporting.

                                  SCHEDULE II
                        SMITH-GARDNER & ASSOCIATES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                BALANCE AT   CHARGED TO
                                                BEGINNING     BAD DEBT                  BALANCE AT
                                                 OF YEAR      EXPENSE     DEDUCTIONS    END OF YEAR
                                                ----------   ----------   ----------    -----------
Description:
  Reserves and allowances deducted from assets
     accounts:
     1995:
       Allowance for doubtful accounts........   $175,505     261,615      (104,710)(a)   332,410
                                                 ========     =======      ========      ========
Description:
  Reserves and allowances deducted from assets
     accounts:
     1996:
       Allowance for doubtful accounts........   $332,410     765,674      (161,739)(a)   936,347
                                                 ========     =======      ========      ========
Description:
  Reserves and allowances deducted from assets
     accounts:
     1997:
       Allowance for doubtful accounts........   $936,347     102,815      (569,936)(a)   469,227
                                                 ========     =======      ========      ========

---------------
(a) Charges to the reserve account for uncollectible amounts written off and recoveries which occurred during the year.

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    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................     3
Risk Factors..............................     7
Use of Proceeds...........................    14
Dividend Policy...........................    14
S Corporation Distribution and Conversion
  to C Corporation Status.................    15
Capitalization............................    16
Dilution..................................    17
Selected Consolidated Financial Data......    18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    20
Business..................................    34
Management................................    46
Certain Transactions......................    52
Principal and Selling Shareholders........    54
Description of Capital Stock..............    54
Shares Eligible for Future Sale...........    58
Underwriting..............................    60
Legal Matters.............................    61
Experts...................................    61
Additional Information....................    61
Index to Combined Financial Statements....   F-1

                             ---------------------

UNTIL                   , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
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                                     Shares

                                     [LOGO]

                        Smith-Gardner & Associates, Inc.

                                  Common Stock

                              -------------------

                                   PROSPECTUS
                              -------------------

                                 BT Alex. Brown

                              SoundView Technology
                                  Group, Inc.

                                           , 1998

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following sets forth fees and expenses payable by the Company (other than underwriting discounts and commissions) in connection with the issuance and distribution of the Common Stock being registered. All amounts are estimated except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. ("NASD") filing fee and the NASDAQ National Market listing fee.

                                                               AMOUNT
                                                              --------
Securities and Exchange Commission registration fee.........
NASD filing fee.............................................
Nasdaq National Market listing fees.........................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Printing and engraving expenses.............................
Registrar and transfer agent fees...........................
Directors and officers insurance annual premium.............
Miscellaneous expenses......................................
                                                              --------
          Total.............................................
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation and the Company's Bylaws provide that the Company shall, to the fullest extent permitted by law, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

     Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Company, shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 607.0850(2) of the FBCA provides that a Florida corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Section 607.850 of the FBCA further provides that: (i) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expense actually and reasonably incurred by him in connection therewith; (ii) indemnification provided pursuant to Section 607.0850 is not exclusive; and (iii) the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

     Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     In addition, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following documents are filed as exhibits to this registration statement:

EXHIBIT                           DESCRIPTION
-------                           -----------
     1.1  Form of Underwriting Agreement.*
     3.1  Form of Articles of Incorporation of the Company, as
          amended.*
     3.2  Form of By-Laws of the Company, as amended.*
     4.1  Form of Certificate of Common Stock.*
     5.1  Opinion of Akerman, Senterfitt & Eidson, P.A.*
    10.1  Smith-Gardner & Associates, Inc.'s Stock Option Plan.*
    10.2  Form of Stock Option Agreement pursuant to Smith-Gardner &
          Associates, Inc.'s Stock Option Plan.*
    10.3  Smith-Gardner & Associates, Inc.'s 1998 Stock Option Plan.*
    10.4  Form of Stock Option Agreement pursuant to Smith-Gardner &
          Associates, Inc.'s 1998 Stock Option Plan.*
    10.5  Smith-Gardner & Associates, Inc.'s 401(k)/Profit Sharing
          Plan.*
    10.6  Debenture Purchase Agreement dated December 19, 1994.*
    10.7  Form of Convertible Debentures Due 2000.*
    10.8  Registration Rights Agreement dated December 19, 1994.*
    10.9  Non-Competition Agreement by and between Smith-Gardner &
          Associates, Inc. and Wilburn Smith.*
    10.10 Non-Competition Agreement by and between Smith-Gardner &
          Associates, Inc. and Allan Gardner.*
    10.11 Form of Non-Compete Agreement executed by Smith-Gardner &
          Associates, Inc.'s key employees.*
    10.12 Lease Agreement dated July 1, 1994, by and between Arbous
          Associates, Ltd. and Smith-Gardner & Associates, Inc.*
    10.13 Agreement dated March 17, 1998, by and between Client
          Systems, Inc. and Smith-Gardner & Associates, Inc.*
    10.14 Agreement dated February 8, 1994, by and between Cognos
          Corporation and Smith-Gardner & Associates, Inc.*
    10.15 Agreement dated December 29, 1989, by and between Dynamic
          Information Systems Corporation and Smith-Gardner &
          Associates, Inc.*
    10.16 Form of Indemnity Agreement by and between Smith-Gardner &
          Associates, Inc. and each of its Directors.*
    10.17 Form of Agreement for Tax Indemnification.
    11.1  Statement of Computation of Per Share Earnings.*
    21.1  Subsidiaries of Smith-Gardner & Associates, Inc.*
    23.1  Consent of KPMG Peat Marwick LLP.*
    23.2  Consent of Akerman, Senterfitt & Eidson, P.A. (included in its opinion filed as Exhibit 5.1).*
    24.1  Power of Attorney (included as part of the Signature Page to this Registration Statement).*
    27.1  Financial Data Schedule.*

---------------
* To be filed by amendment.

     (b) Financial Statement Schedules.

     Schedules have been omitted because the information required to be set forth therein is not applicable or is included elsewhere in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as may be required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Smith-Gardner & Associates, Inc., has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida on this 9th day of September, 1998.

                                          SMITH-GARDNER & ASSOCIATES, INC.

                                          By: /s/ GARY G. HEGNA
                                            ------------------------------------
                                            Gary G. Hegna
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary G. Hegna and Martin K. Weinbaum, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any 462(b) Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                  TITLE                        DATE
                     ---------                                  -----                        ----

/s/ GARY G. HEGNA                                    President, Chief Executive           September 9, 1998
---------------------------------------------------  Officer and Director
Gary G. Hegna                                        (Principal Executive
                                                     Officer)

/s/ MARTIN K. WEINBAUM                               Vice President -- Finance,           September 9, 1998
---------------------------------------------------  Chief Financial Officer,
Martin K. Weinbaum                                   Secretary and Treasurer
                                                     (Principal Financial and
                                                     Accounting Officer)

/s/ ALLAN GARDNER                                    Executive Vice President --          September 9, 1998
---------------------------------------------------  Advanced Technologies and
Allan Gardner                                        Co-Chairman of the Board

/s/ WILBURN SMITH                                    Executive Vice President --          September 9, 1998
---------------------------------------------------  Sales and Co-Chairman of the
Wilburn Smith                                        Board

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION
-------                           -----------
     1.1  Form of Underwriting Agreement.*
     3.1  Form of Articles of Incorporation of the Company, as
          amended.*
     3.2  Form of By-Laws of the Company, as amended.*
     4.1  Form of Certificate of Common Stock.*
     5.1  Opinion of Akerman, Senterfitt & Eidson, P.A.*
    10.1  Smith-Gardner & Associates, Inc.'s Stock Option Plan.*
    10.2  Form of Stock Option Agreement pursuant to Smith-Gardner &
          Associates, Inc.'s Stock Option Plan.*
    10.3  Smith-Gardner & Associates, Inc.'s 1998 Stock Option Plan.*
    10.4  Form of Stock Option Agreement pursuant to Smith-Gardner &
          Associates, Inc.'s 1998 Stock Option Plan.*
    10.5  Smith-Gardner & Associates, Inc.'s 401(k)/Profit Sharing
          Plan.*
    10.6  Debenture Purchase Agreement dated December 19, 1994.*
    10.7  Form of Convertible Debentures Due 2000.*
    10.8  Registration Rights Agreement dated December 19, 1994.*
    10.9  Non-Competition Agreement by and between Smith-Gardner &
          Associates, Inc. and Wilburn Smith.*
    10.10 Non-Competition Agreement by and between Smith-Gardner &
          Associates, Inc. and Allan Gardner.*
    10.11 Form of Non-Compete Agreement executed by Smith-Gardner &
          Associates, Inc.'s key employees.*
    10.12 Lease Agreement dated July 1, 1994, by and between Arbous
          Associates, Ltd. and Smith-Gardner & Associates, Inc.*
    10.13 Agreement dated March 17, 1998, by and between Client
          Systems, Inc. and Smith-Gardner & Associates, Inc.*
    10.14 Agreement dated February 8, 1994, by and between Cognos
          Corporation and Smith-Gardner & Associates, Inc.*
    10.15 Agreement dated December 29, 1989, by and between Dynamic
          Information Systems Corporation and Smith-Gardner &
          Associates, Inc.*
    10.16 Form of Indemnity Agreement by and between Smith-Gardner &
          Associates, Inc. and each of its Directors.*
    10.17 Form of Agreement for Tax Indemnification.
    11.1  Statement of Computation of Per Share Earnings.*
    21.1  Subsidiaries of Smith-Gardner & Associates, Inc.*
    23.1  Consent of KPMG Peat Marwick LLP.
    23.2  Consent of Akerman, Senterfitt & Eidson, P.A. (included in its opinion filed as Exhibit 5.1).*
    24.1  Power of Attorney (included as part of the Signature Page to this Registration Statement).*
    27.1  Financial Data Schedule.*

---------------
* To be filed by amendment.